

ANNUAL REPORT
2002



APR 28 2003

ARS
P.E 12-31-02
0-24501





PROCESSED
APR 29 2003
THOMSON
FINANCIAL

To our Shareholders,



We believe the year 2002 represents the end of a very difficult and financially painful period in our Company's history. In addition, we believe our new vision and mission coupled with significant actions taken in the last half of the year will enable us to differentiate the Company from our competitors, as to how we serve our customer and communities. Our recently adopted mission statement is clear: To build a company of premier community based financial institutions with each operating independently.

This past year has been one of continued progress. The most significant long-term development during 2002 was the increase in the capital of Blue River. During September we raised $1,500,000 of new capital which was invested in Shelby County Bank to support its growth and development. In February of 2003 an additional $2,500,000 of capital was raised by Blue River. It is still our intention to have a rights offering during 2003.

During 2002 we made meaningful progress toward establishing a competitive and fundamentally strong community bank. We made substantial investments in the future with the addition of experienced senior management and technology. Some of the highlights of the year include:

- Adding extensive banking experience with the addition of a new Executive Vice President and Chief Credit Officer as well as strengthening our risk management team with a highly experienced Auditor and Compliance Officer. These individuals bring broad banking and operating experience to the Company and Bank and continue our efforts to add the highest professional and personal integrity to our management team.

- Implementing a new operating/data processing system which will allow us to be more competitive and provide products and services which meet our customer's needs.

- Continued resolution of past loan problems while making new, higher quality loans.

- Repricing a large portion of expensive deposits and allowing other expensive out of market deposits to run-off.

These major efforts and other changes and accomplishments of the past year, continue to position the Company and the Bank for future growth and earnings.

For the year ended December 31, 2002, we are reporting a net loss of $4,506,000. Non-recurring charges to earnings for 2002 included $2,429,000 associated with the write-off of goodwill in accordance with newly established accounting requirements; $760,000 to establish a reserve against our deferred tax asset; $580,000 related to our installation of a new data processing system and a prepayment penalty for repayment of a long-term fixed rate borrowing.

As you review the information in this report, you will note that not all of the previous loan problems have been fully resolved. We still have a high-level of non-accrual loans and other real estate owned, but significant progress continued to be made during the year and strong efforts will

continue to be made to bring all issues to resolution as quickly as possible and on favorable terms to the Company and Bank as possible.

Your Board of Directors and Management believe that 2002 was a pivotal year as we addressed past problems and focused on the opportunities of the future. We must now take those changes that were made, focus on our mission, and make sure that we profitably implement our short and long-term plans. We sincerely appreciate the patience and loyalty of our shareholders, customers and our communities as we worked through a difficult period. We move forward with a sense of urgency and excitement about our future.

Lawrence T. Toombs



President

Steven R. Abel



Chairman, Chief Executive Officer

Please note that this letter contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) regarding prospects for the future that involve a number of risks and uncertainties. By their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties and other factors. Actual results may differ materially form those contained in the forward-looking statements. Uncertainties which could effect the Company's future performance include the effects of competition, technological changes and regulatory developments; changes in fiscal, monetary and tax policies; market, economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; and changes in the securities market. Shareholders should consider these risks, uncertainties and other factors in addition to those mentioned by the Company in its relevant SEC filings from time to time when considering any forward-looking statement.

TABLE OF CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations 4

Report of Independent Auditor 34

Consolidated financial statements for the year ended December 31, 2002 and consolidated statements of earnings, shareholders' equity and cash flows for the year ended December 31, 2001 34

Consolidated Balance Sheet 35

Consolidated Statements of Operations 36

Consolidated Statements of Shareholders' Equity 37

Consolidated Statements of Cash Flows 38

Notes to Consolidated Financial Statements 39

Shareholder Information 59

Directors and Officers 60

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

Statements in this report which express "belief", "intention", "expectation", or "prospects" as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which may cause actual results to differ materially from those in such statements. Some of the factors that may generally cause actual results to differ materially from projection, forecasts, estimates and expectations include changes in interest rates, competitive factors, pricing pressures, change in legal and regulatory requirements and various economic conditions. The following information is intended to provide an analysis of the consolidated financial condition of Blue River Bancshares, Inc. (the "Company") as of December 31, 2002 and the statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2002 and December 31, 2001. This information should be read in conjunction with the Consolidated Financial Statements and footnotes.

New Accounting Pronouncements

In June 1998, SFAS No. 133, ("SFAS 133") Accounting for Derivative Instruments and Hedging Activities, was issued. This statement was amended by Statement of Financial Accounting Standards No. 137 ("SFAS 137"), Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS 133. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The Company adopted this statement on January 1, 2001, and the adoption of this statement had no material impact on the financial condition, results of operations or cash flows of the Company.

Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," was issued in July 2001. Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and at least annual impairment tests thereafter. SFAS 142, is effective for the Company January 1, 2002. Annual goodwill amortization of approximately $212,000 was ceased on January 1, 2002. Management has completed the assessment and evaluation process of determining the impairment of goodwill in accordance with SFAS 142 during the second quarter of 2002. The measurement of impairment resulted in a reduction of goodwill and a cumulative change in accounting principle of $2,429,081.

Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," was issued in June 2001 and is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management has determined that the effect, of this new standard on the consolidated financial statements will not be material.

Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in August 2001 and is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Management has determined that the effect of this new standard on the consolidated financial statements will not be material.

Statement of Financial Accounting Standards No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was issued in April 2002 which, among other things, changes the way gains and losses from the extinguishment of debt are reported. Previously, all gains and losses from the extinguishment of debt were required to be reported as an extraordinary item, net of related tax effect. Under SFAS No.145, gains and losses from the extinguishment of debt should be reported as part of on-going operations, unless the extinguishment of debt meets the criteria of both unusual and infrequent as established in APB No.30. SFAS No. 145 is effective for all fiscal years beginning after May 15, 2002, including all prior period presentations. Management has determined that the effect of this new standard on the consolidated financial statements will not be material.

Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," was issued during June 2002. SFAS No. 146 requires that liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. Management has determined that the effect of this new standard on the consolidated financial statements will not be material.

Statement of Financial Accounting Standards No. 147 ("SFAS 147"), "Acquisitions of Certain Financial Institutions," was issued in October 2002 and is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. SFAS 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of the statement did not have any impact on the financial statements in the year of adoption.

Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. Management has included the new disclosure requirements in its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that is has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending

after December 15, 2002. Loan commitments and commercial letters of credit are excluded from the scope of this interpretation. The Company does not anticipate the Interpretation will have a material impact on its consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". This Interpretation addresses consolidation by business enterprises of variable interest entities. Under current practice, entities generally have been included in consolidated financial statements because they are controlled through voting interests. This Interpretation explains how to identify variable interest entities and how an entity assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. Transferor to QSPEs and "grandfathered" QSPEs subject to the reporting requirements of SFAS 140 are outside the scope of FIN 46 and do not consolidate those entities. FIN 46 also requires certain disclosures by the primary beneficiary of a variable interest entity or an entity that holds a significant variable interest in a variable interest entity.

FIN 46 is applicable for all entities with variable interests in variable interest entities credited after January 31, 2003 immediately. Public companies with a variable interest in a variable interest entity created before February 1, 2003 will have to apply the provisions of FIN 46 no later than the beginning of the first interim reporting period beginning after June 15, 2003.

The company does not anticipate FIN 46 will have a material impact to its consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The estimate most susceptible to change in the near term is the allowance for loan losses.

The Company's critical accounting policies include the following:

Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure and is recorded at the lower of cost or fair value less estimated costs to sell. When property is acquired, it is recorded at the lower of cost or estimated fair value at the date of acquisition, with any resulting write-down charged against the allowance for loan losses. Any subsequent deterioration of the property is charged directly to real estate owned expense. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the property are charged to expense as incurred. Income generated from the property, if any, is recorded as a reduction in its carrying value.

Interest on real estate, commercial and installments loans is accrued over the term of the loans on a level yield basis. The Company discontinues accruing interest on loans and reverses previously accrued amounts for loans that are more than 90 days past due. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status. In the event that a loan is classified as impaired in accordance with FASB 114, "Accounting by Creditors for impairment of a loan" before it is 90 days past due, the Company will discontinue accruing interest unless the loan is well secured and in the process of collection.

An analysis of the allowance for loan losses is performed quarterly by management to assess the appropriate levels of allowance for loan losses. The allowance for loan losses consists of a specific reserve and a general reserve. The components of the allowance for loan losses represent an estimation done pursuant to either SFAS 5, "Accounting for Contingencies", or SFAS 114, "Accounting by Creditors for Impairment of a Loan".

The specific reserve is performed to recognize reserves allocated to individual loans which are considered classified assets due to a combination of factors including delinquency, credit quality and collateral value. Specific reserves for such loans are established based upon review of individual borrowers identified in the classified loan list, establishing the probability of loss associated with such borrowers, including comparison of loan balances versus estimated liquidation values of collateral based upon independent information sources or appraisals performed by board-approved licensed appraisers.

The remaining pool of loans, excluding those classified or delinquent is the source for the general loan loss reserve. Management evaluates this general reserve using loan loss statistics by various types of loans, as published periodically by the OTS and multiplying such loss percentages to the Bank's distribution of portfolio balances. The calculated reserve is compared to the Bank's existing reserve to establish the provision necessary to bring the actual reserve balance in compliance with the findings of the allowance analysis.

The Bank holds certain investment securities as "available for sale". Available for sale securities are stated at their current fair value. Unrealized gains and losses associated with available for sale securities, net of taxes, are excluded from earnings and reported as a net amount in shareholders' equity until realized.

The Company establishes valuation allowances in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". The Company continually reviews the adequacy of the valuation allowance and will recognize the benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.

Overview of 2002

On December 31, 2001, the Company's wholly owned subsidiary, Shelby County Bank (the "Bank"), completed the sale of two of its branches pursuant to a Branch Purchase and Assumption Agreement (the "Agreement") entered into with Community First Bank and Trust, an Ohio state-chartered bank ("Community") on October 17, 2001. The Agreement provided for Community's assumption of certain deposit and other liabilities and purchase of certain assets of two branch offices of the Bank. The affected branches, operating as First Community Bank, were located at 7131 West Jefferson Boulevard, Fort Wayne, Indiana and 6154 Saint Joe Center Road, Fort Wayne, Indiana (collectively, the "Branches").

Under the terms of the Agreement, Community acquired the loans, personal property, fixed assets, cash, records, and real property lease interests of the Branches. Community also assumed specific deposit and certain other liabilities of the Branches. The Bank retained approximately $33 million of time deposits. The transaction involved the purchase of approximately $31 million in assets and the assumption of approximately $11 million in liabilities. The difference between the assets and liabilities was offset by a cash payment from Community to the Bank of approximately $20 million. Community also retained all the employees of the First Community branches.

Total assets as of December 31, 2002 were $95,118,000, a (24%) decrease from December 31, 2001 balance of $125,790,000. This decrease in assets was due to efforts by the Company to strengthen capital ratios. The Bank's loan portfolio showed a decrease of ($15,340,000) from December 31, 2001. The Bank focused its efforts away from larger commercial credits in order to strengthen its Qualified Thrift Lender ("QTL") ratios and to improve its risk-based capital ratio. However, the Bank is making efforts to originate sufficient loan volume to stabilize the portfolio holdings. The Bank has decreased its available-for-sale investment portfolio

by ($934,000) over December 31, 2001, a decrease of 3%. The Bank continues to focus on agency securities and mortgage-backed securities in its investing strategies. Both of these investment products receive favorable risk-based capital treatment.

Total liabilities at December 31, 2002 were $85,245,000 compared to $113,197,000 at December 31, 2001. This (25%) decrease was primarily comprised of a reduction in deposits of ($33,887,000) and an increase in advances from the Federal Home Loan Bank of Indianapolis ("FHLB") of $6,000,000. Of the decrease in deposits, $24,600,000 related to maturities of certain Fort Wayne certificates of deposits retained by the Bank after the sale of the Fort Wayne banking offices on December 31, 2001. Additionally, the Bank has continued to reduce its dependency on highly rate sensitive deposits, such as jumbo certificates of deposit and deposits of local governmental units. The Bank increased its use of FHLB advances, in order to stabilize the Fort Wayne certificate maturities and manage its liquidity position.

Total equity at December 31, 2002 was $9,873,000, a decrease of ($2,720,000) from December 31, 2001. The change in equity resulted from the net loss of ($4,506,000), offset by an increase of $385,000 from appreciation in the Company's available-for-sale investment portfolio and a net increase in capital of $1,401,000 from the private placement of common stock issued during the third quarter.

The holding Company's liquidity position is the primary source of additional capital for infusion into its banking subsidiary. In the first quarter of 2003 the Company raised $2.5 million in gross proceeds from the private placement of common stock. During the year ended December 31, 2002, the Company has also reduced its use of funds through improved expense controls and capital expenditure policies. Due to the Company's current liquidity sources and its increased use of funds, the Company does not anticipate the need for any additional external funding over the next twelve months.

RESULTS OF OPERATIONS

Net Income

For the year ended December 31, 2002, the Company reported a net loss of ($4,506,000), compared to a net loss of ($2,176,000) reported for the year ended December 31, 2001. The change was primarily due to a reduction in net interest income of ($1,453,000) from the year ended December 31, 2001. Interest income declined ($4,284,000), while interest expense declined ($2,831,000). Provision for loan losses decreased ($1,724,000) to $261,000 for the year ended December 31, 2002. During the third quarter of 2000 the Company completed an internal investigation related to loans for which the former president either acted as the loan officer, was involved through his relationship or affiliation with the borrower, or was otherwise actively involved in the loan. During the years ended December 2002 and 2001, approximately $1,091,000 and $986,000 of such loans were foreclosed upon with the balances reflected in the Bank's other real estate owned totals, while approximately $2,055,000 and $1,854,000 were charged against the allowance for loan losses. The decrease in net charge-offs and the corresponding decrease in the provision in 2002 was attributable to changes in the Company's underwriting standards to improve the credit quality of new loans originated in 2001 and 2002, and the reduction in size of the loan portfolio compared to 2001. The loan portfolio decreased from $73.8 million at December 31, 2001 to $58.3 million as of December 31, 2002. In addition, net charge-offs decreased $1,601,894 compared to 2001. The decrease was the result of aging of the portfolio of loans which were originated prior to December 31, 2001 and a reduction of such loans. Because a significant amount of the loan portfolio consists of single family mortgage loans, the non-performing loans do not adequately predict changes to our provision. The underlying collateral of such loans has been historically sufficient. The combination of the aging or seasoning of the portfolio of loans which were originated prior to 2001, the reduction in the size of the loan portfolio by 21%, and the reduction in net charge-offs resulted in the decrease in the provision for loan losses compared to 2001. The reductions in net interest income resulted from the impact of rapid declines in market interest rates and the sale of the Fort Wayne branches. Additionally, the Bank's variable rate lending and investing assets were subject to reduction in yields, as the indices from which their rates are derived were rapidly falling. In December 2002,

the Company recognized a valuation allowance of ($760,000) pertaining to the recoverability of its deferred tax assets.

Net Interest Income

For the year ended December 31, 2002, net interest income before provision for loan losses declined ($1,453,000). Interest income declined ($4,284,000) to $6,408,000 from $10,692,000 for the year ended December 31, 2001. Interest expense declined ($2,831,000) to $4,045,000 for the year ended December 31, 2002, compared to $6,876,000 for the year ended December 31, 2002.

The impact of the sale of the Fort Wayne branches at December 31, 2001 was the primary cause of the reductions in interest income and interest expense. As a result of this transaction, the Bank decreased it's loan portfolio by $30,696,000 offset by a decrease in deposits of $11,773,000. Additionally the Bank retained $31,188,000 in high yielding Fort Wayne certificates of deposits of which $24,600,000 matured during 2002.

Results for 2002 were also impacted by the Banks' efforts to scale back its growth strategy while maintaining its regulatory capital at "well capitalized" levels.

Interest Income

For the year ended December 31, 2002, interest income declined ($4,284,000). This reduction was comprised of a ($3,107,000) reduction due to lower average balances in earning assets, and a ($1,177,000) reduction due to lower yields on the Bank's earning assets.

Interest income and fees on loans were $4,825,000 for the year ended December 31, 2002, a decrease of ($4,193,000) from the year ended December 31, 2001. The reduction in yield on loans accounted for a ($572,000) unfavorable rate variance, while a reduction in average loan balances created a ($3,621,000) unfavorable volume variance. The reduction in yield was largely due to increased balances in variable rate products, as well as lower yields on new loans originated during a period of rapidly falling market interest rates. The overall yield on loans fell 86 basis points to 7.28% from 8.14%.

Interest income on investment securities increased by $182,000 for the year ended December 31, 2002. This variance was comprised of an unfavorable rate variance of ($410,000) due to lower portfolio yield, and a favorable volume variance of $592,000. The favorable volume variance was due to a larger average portfolio held during the year ended December 31, 2002. This portfolio increase was largely the result of portfolio net purchases and sales of $9,564,000 during the second quarter of 2002, which were initiated to improve the Bank's interest rate sensitivity measures and to reduce the use of volatile funding sources.

Interest income on interest-bearing deposits held at other financial institutions decreased ($243,000) over the year ended December 31, 2001 to $122,000 from $365,000. This decrease was due to a ($78,000) unfavorable volume variance from lower balances in such liquid investments, and a ($165,000) unfavorable rate variance due to a decline in yield on such instruments. This category is very susceptible to changes in interest rates due to its liquidity and strong correlation to short-term interest rates, such as federal funds and LIBOR.

Dividends on FHLB stock declined ($30,000) from the year ended December 31, 2001, due to lower dividend yield provided by the stock. The Bank's investment in FHLB stock was unchanged for the year ended December 31, 2002.

Interest Expense

Interest expense decreased ($2,831,000) to $4,045,000 from $6,876,000 for the year ended December 31, 2001. Interest expense on deposits decreased ($2,394,000) from $6,249,000 for the year ended December 31, 2001 to $3,855,000. This decrease results from a ($1,613,000) variance due to a decrease in average deposit balances, and a ($781,000) unfavorable rate variance due to a 106 basis point reduction in cost. The cost of certificates of deposit decreased ($1,707,000) over 2001, ($361,000) of this decrease was due to a decrease in the overall rate from 6.51% in 2001 to 5.86% in 2002. The decrease in cost was primarily impacted by $24,600,000 in maturities of certain Fort Wayne certificates of deposit that were not included in the branch sale but were retained by the Bank from the Fort Wayne market. These certificates of deposits were not included in the sale due to severe discounting that would have been required by the acquirer. Interest expense from FHLB advances declined ($437,000) from 2001, due to reduction in the use of this funding source. Rates on core deposit products such as money market accounts, savings accounts, and NOW accounts also decreased as a result of market conditions. The effective cost of money market accounts declined 202 basis points from 4.00% for the year ended December 31, 2001. Savings account and NOW account rates have declined by 75 and 20 basis points, respectively.

NET INTEREST INCOME

	Year Ended December 31, 2002	Year Ended December 31, 2001	Percentage Change From 2001 to 2002
	(Dollars in thousands)		
Interest Income:			
Interest and fees on loans	$4,825	$ 9,019	(46.50)%
Interest on investment securities	1,331	1,148	15.94 %
FHLB dividends	130	160	(18.75)%
Interest on interest-bearing deposits	122	365	(66.58)%
Total interest income	6,408	10,692	(40.07)%
Interest Expense:			
Interest on deposits	3,855	6,249	(38.31)%
Interest on borrowings	190	627	(69.70)%
Total interest expense	4,045	6,876	(41.17)%
Net interest income	$2,363	$ 3,816	(38.08)%

RATE VOLUME ANALYSIS OF CHANGE IN NET INCOME

	Year Ended December 31, 2002			Year Ended December 31, 2001		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)			(Dollars in thousands)		
Interest Income on:						
Loans	$ (3,621)	$ (572)	$ (4,193)	$ (307)	$ (569)	$ (876)
Investment securities	592	(410)	182	(614)	(150)	(764)
FHLB stock		(30)	(30)		(18)	(18)
Interest-bearing deposits	(78)	(165)	(243)	332	(205)	127
Total interest income	(3,107)	(1,177)	(4,284)	(589)	(942)	(1,531)
Interest Expense on:						
Deposits	(1,613)	(781)	(2,394)	189	(28)	161
Borrowings	(384)	(53)	(437)	(937)	4	(933)
Total interest expense	(1,997)	(834)	(2,831)	(748)	(24)	(772)
Net interest income	$ (1,110)	$ (343)	$ (1,453)	$ 159	$ (918)	$ (759)

This table represents causes of fluctuations in net interest income over the reporting periods. The volume variance is calculated by multiplying the change in balances by the prior year rate. Rate variance computed by multiplying the change in rate/yield by the balance from the prior period. Variances that result from both are allocated pro-rata to the volume and rate variances. Loan fees are deferred and accounted for using the level yield method of accrual. Non-accruing loans are included in the balances presented, while only amounts of interest collected on such loans are included in the income amounts.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND INTEREST RATES AND DIFFERENTIAL VARIANCE ANALYSIS

	Year Ended December 31, 2002			Year Ended December 31, 2001		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
	(Dollars in thousands)			(Dollars in thousands)		
Interest Earning Assets:						
Investment securities	$ 30,165	$ 1,331	4.41 %	$ 19,991	$ 1,148	5.74 %
Interest-bearing deposits	7,586	122	1.61 %	9,557	365	3.82 %
FHLB stock	2,153	130	6.04 %	2,153	160	7.43 %
Loans (1)	66,286	4,825	7.28 %	110,765	9,019	8.14 %
Total earning assets	106,190	6,408	6.03 %	142,466	10,692	7.50 %
Interest Bearing Liabilities:						
Savings accounts	7,326	101	1.38 %	6,478	138	2.13 %
NOW and demand deposit accounts	19,266	195	1.01 %	19,488	236	1.21 %
Money market accounts	16,083	319	1.98 %	23,198	928	4.00 %
Certificates of deposit	55,312	3,240	5.86 %	75,971	4,947	6.51 %
Total deposits	97,987	3,855	3.93 %	125,135	6,249	4.99 %
Borrowings	3,970	190	4.79 %	10,235	627	6.12 %
Total interest bearing liabilities	$101,957	4,045	3.97 %	$135,370	6,876	5.08 %
Net interest margin		$ 2,363	2.23 %		$ 3,816	2.68 %

(1) Includes principal balances of non-accruing loans. Interest on non-accruing loans is not included.

NON-INTEREST INCOME

The Company's non-interest income for the year ended December 31, 2002 was $149,000. This represents an increase of $84,000 from the year ended December 31, 2001. The change in non-interest income results from a decrease of ($31,000) in service charges on deposit accounts, an ($89,000) decrease in other fees, an increase of $306,000 from the impact of sales of investment securities and other assets offset by a penalty of ($102,000) for prepayment of FHLB advances.

NON-INTEREST INCOME

	Year Ended December 31, 2002	Year Ended December 31, 2001	Percentage Change From December 31, 2001 to December 31, 2002
Service charges on deposit accounts	$ 223	$ 254	(12.20)%
Other service charges and fees	188	277	(32.13)%
Securities (losses)/gains—net	4	(23)	117.39 %
Prepayment penalty on FHLB advance	(102)		0.00 %
Loss on sale of branches		(276)	100.00 %
Loss on sale of real estate owned/ repossesed assets	(39)	(16)	(143.75)%
Loss on disposal/impairment of premises and equipment	(125)	(151)	17.22 %
Total Non-Interest Income	$ 149	$ 65	129.23 %

NON-INTEREST EXPENSE

For the year ended December 31, 2002, non-interest expense was $4,479,000, a decrease of ($758,000) from the year ended December 31, 2001 of $5,237,000. Salary and benefit expenditures decreased ($672,000) from 2001. The reduction in salary and benefit expenses is directly related to the sale of the Fort Wayne branch offices on December 31, 2001. The salary and benefit expenditures for 2001 related to the operation of the Fort Wayne offices was $684,000. In addition, the Company continues to concentrate on decreasing staffing expenditures related to clerical and administrative staff while diverting such resources to sales and customer service personnel. Premises and equipment decreased ($252,000) mostly due to disposal of assets previously owned by the Company related to the sale of the Fort Wayne branch offices. The premises and equipment costs related to the Fort Wayne locations for 2001 were approximately $231,000. Advertising and promotional expenditures decreased ($13,000) during a period that asset growth was not being pursued. Professional fees increased $22,000 from the year ended December 31, 2001 to $456,000. Much of this increase was due to fees incurred relating to other real estate owned properties. Data processing expenditures increased $416,000 over 2001 levels, which represents the decreased effect of the elimination of the Fort Wayne branches offset by additional charges incurred from the previous data processor for the continuation of service during the conversion period to the new data processor, and additional conversion expenses of $438,000. The Bank's deposit insurance premiums increased $57,000 during the year ended December 31, 2002, due mostly to an increase in the assessment percentage applied to the Bank's deposit base. SFAS 142, is effective for the Company January 1, 2002, therefore annual goodwill amortization of approximately $212,000 was ceased on January 1, 2002. The Bank charged $112,000 to expense relating to the Voluntary Remediation Program at the St. Paul location.

NON-INTEREST EXPENSE

	Year Ended December 31,		Percentage change from December 31,
	2002	2001	2001 to 2002
Salaries and employee benefits	$1,511	$2,183	(30.78)%
Premises and equipment	460	713	(35.48)%
Advertising and public relations	35	48	(27.08)%
Legal and professional services	456	434	5.07 %
Data processing	502	525	(4.38)%
Data processing conversion expenses	438	0	0.00 %
FDIC insurance assessment	206	149	38.26 %
Bank fees and other charges	64	85	(24.71)%
Directors fees	126	125	0.80 %
Environmental charges	112	0	0.00 %
Goodwill amortization	0	212	(100.00)%
Other	569	763	(25.43)%
Total	$4,479	$5,237	(14.47)%

PROVISION FOR INCOME TAXES

The income tax benefit was ($151,000) for the year ended December 31, 2002 compared to a benefit of ($1,164,000) for the year ended December 31, 2001. In December 2002, the Company recognized a valuation allowance of $760,000 pertaining to the recoverability of its deferred tax assets. The effective tax rate was (6.8)% and (34.8)% for 2002 and 2001, respectively.

The effective tax rate was higher than the statutory tax rate for the years ended December 31, 2002 and 2001 due to the impact of non-deductible goodwill (2001 only) and tax exempt interest which increased the Company's income tax benefit from its pre-tax loss and the recording of the valuation allowance in 2002.

CAPITAL RESOURCES AND CAPITAL ADEQUACY

The Company and the Bank are subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. The Board of Directors of the Company has set as an objective to maintain capital levels required for qualification as "well-capitalized". The capital ratios of the Bank had been diminished due to two primary factors: continued operating losses and the disallowance of the Bank's deferred tax assets in determining regulatory capital ratios.

Capital amounts and classification are also subject to qualitative judgments by regulators involving capital components, risk weights and other factors. The risk weights assigned to various financial instruments are taken into consideration in setting operating parameters related to the mix of loans and investments with the objective to maximize earnings attained through the use of available equity capital.

On June 7, 2002, the Company entered into a stock purchase agreement with Russell Breeden III, Wayne C. Ramsey and L. Gene Tanner for the sale of common stock. On September 17, 2002, the Company sold 309,889 shares of common stock at a price of $4.73 per share or approximately $1,466,000 in aggregate. The Company has transferred $1,350,000 of this new capital to the Bank.

As a part of this purchase agreement, the Company subsequently sold 546,348 shares of the Company's common stock to the initial investors in the previous private placement and other accredited investors at a price of $4.73 per share or approximately $2,584,000 in aggregate. In January 2003, the Company held a special meeting of shareholders and obtained shareholder approval for the subsequent private placement of common stock for approximately $2,584,000 in gross proceeds.

At the time the Company was considering the private placements, the Company had lost $2,176,000 in 2001 and $3,132,886 for the nine months ended September 30, 2002, $2,429,081 of which was primarily attributable to the change in accounting principle related to goodwill impairment. The Bank is currently designated by the Office of Thrift Supervision to be in "troubled condition." Prior to the private placements, it was not expected that the Company could grow or become profitable in the near term. The Company believed that the additional capital to be received by the Company in the private placements would permit it to grow and become profitable much sooner than it otherwise would.

Pursuant to the stock purchase agreement with the investors, Russell Breeden, III and Wayne C. Ramsey were elected to the Board of Directors of the Company for a term ending in 2003 and 2005, respectively.

Management believes that as of December 31, 2002, the Company meets all capital adequacy requirements to which it is subject as well as objectives set by the Company's management and Board of Directors. The following table sets forth the actual and minimum capital amounts and ratios as of December 31, 2002:

	Tangible Capital	Core Capital	Total Risk-Based Capital
For Capital Adequacy Purposes:			
Bank Amount	$ 6,670	$ 6,670	$ 7,410
Required Amount	1,378	2,755	4,658
Excess	$ 5,292	$ 3,915	$ 2,752
Bank Ratio	7.26 %	7.26 %	12.73 %
Required Ratio	1.50 %	3.00 %	8.00 %
Ratio Excess	5.76 %	4.26 %	4.73 %

To Be Well Capitalized Under Prompt Corrective Action Provisions:

	Tier 1 (Core) Capital	Tier 1 Risk-Based Capital	Total Risk-Based Capital
Bank Amount	$ 6,670	$ 6,670	$ 7,410
Required Amount	4,592	3,493	5,822
Excess	$ 2,078	$ 3,177	$ 1,588
Bank Ratio	7.26 %	11.46 %	12.73 %
Required Ratio	5.00 %	6.00 %	10.00 %
Ratio Excess	2.26 %	5.46 %	2.73 %

USE OF FUNDS

Investment Securities

Investment securities are the second major category of earning assets for the Bank. This portfolio is used to manage the Bank's interest rate sensitivity and liquidity as other components of the balance sheet change. Additionally, investment securities receive favorable treatment for the purpose of computing the Bank's risk-based capital ratios. Government issued and government agency issued bonds, as well as certain agency-backed mortgage backed securities contain low risk weight factors and can be used to mitigate the 100% risk weight associated with commercial and consumer lending products. Management's objective is to maximize, within quality standards, its net interest margin while providing a stable source of liquidity through the scheduled stream of maturities and interest income. The Bank has adopted an investment policy which sets certain guidelines related to the portfolio mix, duration, and maximum allowable investments within certain investment categories.

Available-for-sale investment securities comprise 27.8 % of total assets and 30.5% of total earning assets at December 31, 2002. The Company has classified all of its investment purchases as available-for-sale to maintain liquidity. Additionally, the Company has concentrated efforts on acquiring investments with favorable risk-based capital treatment, as well as increasing its holdings in adjustable rate mortgage-backed securities to reduce interest rate sensitivity. During 2002, the Bank had built significant liquidity levels. As the loan demand did not increase in levels which diminished liquidity or its supply of cash, the Bank resumed purchasing securities to improve its interest income derived from interest-earning assets. Despite these actions, liquidity levels have remained high, due to increased repayment streams of mortgage-backed securities, and several calls of agency securities. Management continues to concentrate on bonds that have strong liquidity characteristics, while exhibiting acceptable levels of market sensitivity risks.

The available-for-sale investment portfolio was $26,407,000 at fair value, with a cost basis of $25,589,000. The held-to-maturity portfolio currently is comprised of bonds totaling $259,000. The Company also owns $2,153,000 of stock in the Federal Home Loan Bank of Indianapolis. This equity position is required as a member bank of the FHLB system, and the credit policy of the FHLB states that the member bank must own sufficient stock to serve as collateral against funding provided through advances held by the Bank.

Weighted average yields of the investment securities portfolio were 4.89% at December 31, 2002 compared to 5.44% at December 31, 2001. This yield was impacted by the Bank's position in adjustable-rate mortgage-backed securities acquired to assist in reducing interest rate sensitivity, purchasing of new securities in a period of significantly lower market rates, and increased repayments related to bonds with higher coupon rates.

Investment securities held in the Bank's portfolio consist primarily of U.S. government agency issued debt securities, mortgage-backed securities with both fixed and adjustable interest rates, municipal bonds, and corporate debt issues. The mortgage-backed securities are subject to both prepayment and interest rate risk. Management continues the use of adjustable-rate mortgage-backed securities to reduce the Bank's interest rate sensitivity. Mortgage-backed securities not only contain favorable characteristics related to risk-based capital, but also assist in the management of the Bank's Qualified Thrift Lender (QTL) ratio.

INVESTMENT SECURITIES PORTFOLIO

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
December 31, 2002:				
Investment securities held to maturity:				
Mortgage-backed securities	$ 56	$ 1	$ 1	$ 56
Municipals	203	3		206
Total investment securities held to maturity	259	4	1	262
Investment securities available for sale:				
Mortgage-backed securities	17,849	574	2	18,421
U.S. government agencies	5,542	186		5,728
Municipals	1,986	62		2,048
Corporate bonds	212	7	9	210
Total investment securities available for sale	25,589	829	11	26,407
Total investments	$ 25,848	$833	$ 12	$ 26,669

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(Dollars in thousands)			
December 31, 2001:				
Investment securities held to maturity:				
Mortgage-backed securities	$ 88	$ 1		$ 89
Municipals	206	3	$ 1	208
Total investment securities held to maturity	294	4	1	297
Investment securities available for sale:				
Mortgage-backed securities	14,984	152	58	15,078
U.S. government agencies	9,336	61	21	9,376
Municipals	2,630	52	11	2,671
Corporate bonds	214	3	1	216
Total investment securities available for sale	27,164	268	91	27,341
Total investments	$ 27,458	$272	$ 92	$ 27,638

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES

As of December 31, 2002:

	Held to Maturity		Available for Sale	
	Cost	Fair Value	Cost	Fair Value
	(Dollars in thousands)			
Mortgage-Backed Securities:	$ 56	$ 56	$ 17,849	$ 18,421
U.S. Government Agencies:				
Due within one year	-	-	500	520
1 to 5 Years	-	-	5,042	5,208
Total U.S. government agencies	-	-	5,542	5,728
Obligations of State and Political Subdivisions:				
Due within one year	100	100	201	207
1 to 5 Years	103	105	898	931
5 to 10 Years	-	-	537	553
Due after ten years	-	-	350	357
Total obligations of state and political subdivisions	203	205	1,986	2,048
Corporate Bonds:				
1 to 5 Years	-	-	212	210
Total corporate bonds	-	-	212	210
Total investments	$259	$261	$ 25,589	$ 26,407

As of December 31, 2001:

	Held to Maturity		Available for Sale	
	Cost	Fair Value	Cost	Fair Value
	(Dollars in thousands)			
Mortgage-Backed Securities:	$ 88	$ 89	$ 14,984	$ 15,078
U.S. Government Agencies:				
1 to 5 Years	-	-	5,561	5,578
5 to 10 Years	-	-	3,275	3,296
Due after ten years	-	-	500	502
Total U.S. government agencies	-	-	9,336	9,376
Obligations of State and Political Subdivisions:				
Due within one year	-	-	215	215
1 to 5 Years	206	208	1,197	1,234
5 to 10 Years	-	-	868	883
Due after ten years	-	-	350	339
Total obligations of state and political subdivisions	206	208	2,630	2,671
Corporate Bonds:				
1 to 5 Years	-	-	214	216
Total corporate bonds	-	-	214	216
Total investments	$294	$297	$ 27,164	$ 27,341

INVESTMENT SECURITIES WEIGHTED AVERAGE YIELD

	Due Within One Year	One to Five Years	Five to Ten Years	Due After Ten Years	Total
December 31, 2002	5.88 %	4.69 %	5.05 %	4.89 %	4.89 %
December 31, 2001	4.08 %	4.61 %	5.37 %	5.92 %	5.44 %

LOANS

Total net loans at December 31, 2002 were $56,596,000, a ($15,340,000) decrease from December 31, 2001. The Bank is concentrating on loan products that provide the opportunity for shorter maturity terms and variable rate pricing in an effort to continue to improve its interest rate sensitivity. At December 31, 2002, 48.60% of the net loan portfolio was comprised of residential mortgages, an increase over 2001 levels. Commercial loans secured by commercial real estate decreased to $16,659,000, accounting for 29.43% of the total net loans at December 31, 2002. Consumer loans decreased ($3,443,000) for the twelve months ended December 31, 2002 to $6,757,000. The decline in the consumer loans is primarily due to the maturing of the portfolio when loan production has slowed. The Bank has continued to pursue opportunities to expand its portfolio of home equity loan products, with loans outstanding of $3,187,000 at December 31, 2002. The Company continues to concentrate retail lending efforts to home equity loans due to lower credit risks involved in loans secured by the borrower's primary residence. However, as market rates decline, this portfolio is susceptible to rapid repayment as borrowers refinance their principal mortgages. Commercial lending products declined to $4,206,000 at December 31, 2002. The Commercial lending numbers were mostly impacted by slow growth and maturities. Future growth is expected to increase in the commercial lending market as the Bank will focus more on this type of lending due to better capital ratios of the Bank and the hiring of a new commercial loan officer. The Bank's capital ratios have improved due to the private placements of common stock during the third quarter of 2002 and the first quarter of 2003. The Bank will continue to monitor closely its risk-weighted assets and risk-based capital to maximize returns while striving to maintain the "well-capitalized" designation.

At December 31, 2002, the Bank did not have any significant outstanding loan concentration in similar industries that could cause an adverse impact during an economic downturn in any one industry segment.

LOAN PORTFOLIO

	December 31,	
	2002	2001
	(Dollars in thousands)	
Real Estate Mortgage Loans:		
One-to-four family	$27,504	$31,843
Non residential	16,659	23,398
Home equity loans	3,187	3,520
Consumer loans	6,757	10,200
Commercial loans, including participations	4,206	4,866
Less allowance for loan losses	(1,717)	(1,891)
Net loans	$56,596	$71,936

COMPOSITION OF LOAN BY TYPE

	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
Real Estate Mortgage Loans:		
One-to-four family	48.60 %	44.27 %
Non residential	29.43 %	32.53 %
Home equity loans	5.63 %	4.89 %
Consumer loans	11.94 %	14.18 %
Commercial loans, including participations	7.43 %	6.76 %
Less allowance for loan losses	(3.03)%	(2.63)%
Net loans	100.00 %	100.00 %

LENDING ACTIVITIES

	December 31, 2002		December 31, 2001	
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)		(Dollars in thousands)	
Mortgage Loans:				
One to four Family	$27,504	47.17 %	$31,843	43.13 %
Non residential	16,659	28.57 %	23,398	31.69 %
Home equity	3,187	5.47 %	3,520	4.77 %
Consumer loans	6,757	11.58 %	10,200	13.82 %
Commercial loans	4,206	7.21 %	4,866	6.59 %
Total gross loans	$ 58,313	100.00 %	$ 73,827	100.00 %
Type of Security:				
One-to-four family	$ 28,122		$ 39,761	
Non-residential	15,906		18,207	
Other security	3,585		4,210	
Multi-family	3,481		2,670	
Equipment	2,603		3,417	
Autos	2,100		3,463	
Unsecured	1,410		1,288	
Land	1,106		811	
Total gross loans	$ 58,313		$ 73,827	

	Due During the Years Ending December 31,					
	Total	2003	2004	2005 to 2007	2008 to 2012	2013 and Following
Mortgage Loans:						
One-to-four family	$27,504	$1,634	$ 53	$ 3,126	$4,156	$18,535
Non residential	16,659	3,251	455	4,471	2,649	5,833
Home equity	3,187	40	708	1,907		532
Consumer loans	6,757	432	844	1,971	1,426	2,084
Commercial loans	4,206	1,403	387	1,600	772	44
Total gross loans	$ 58,313	$ 6,760	$ 2,447	$ 13,075	$ 9,003	$ 27,028

LOAN DISTRIBUTION

	Due After December 31, 2003		
	Fixed Rates	Variable Rates	Total
	(Dollars in thousands)		
Real Estate Mortgage Loans:			
One-to-four family	$ 22,195	$ 3,675	$ 25,870
Commercial	7,958	5,450	13,408
Home equity lines		3,147	3,147
Consumer loans	6,243	82	6,325
Commercial loan	1,406	1,397	2,803
Total	$ 37,802	$ 13,751	$ 51,553

LOAN ACTIVITY

	For the Year Ended December 31, 2002	For the Year Ended December 31, 2001
Gross Loans Receivable, beginning of year	$ 73,827	$ 113,716
Originations:		
Mortgage loans:		
Residential	4,110	16,087
Home equity	1,142	1,016
Non residential	2,237	11,666
Total mortgage loans	7,489	28,769
Consumer loans:		
Installment loans	1,843	5,146
Loans secured by deposits	201	661
Total consumer loans	2,044	5,807
Commercial loans	1,927	5,473
Total originations	11,460	40,049
Repayments and other deductions	(26,974)	(49,282)
Sales of loans related to sale of Fort Wayne operations		(30,656)
Gross Loans Receivable, end of year	$ 58,313	$ 73,827

LOAN QUALITY

The Company's loan portfolios are subject to varying degrees of credit risk. Credit risk is mitigated through portfolio diversification, limiting exposure to any single industry or customer, collateral protection, and standard lending policies and underwriting criteria. The Company's primary lending products are commercial, consumer, and single-family mortgage loans.

Commercial loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Commercial loans rely primarily on the operations of the borrower for repayment and secondarily on the underlying collateral. At December 31, 2002, our portfolio of commercial loans totaled $20.9 million, or 35.8% of total gross loans. Commercial loans generally expose a lender to greater risk of non-payment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operations and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans.

Consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

Single-family mortgage lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. Secondarily, the Company can foreclose on the property for a defaulted single-family mortgage loan.

Management of the Bank and the Board of Directors of the Bank have established a formalized, written loan policy and specific lending authority for each loan officer based upon the loan officer's experience and performance. The Bank also has formed two committees to review credits which exceed the lending authority of the sponsoring officer. The first committee is the Officers Loan Committee and is comprised of six officers of the Bank with the highest lending authority. This Committee approves loans in excess of individual lending officer authorities and recommends credits above the limit authorized by the Board of Directors to the second committee which is the Directors Loan Committee, which is chaired by the Chairman of the Board of Directors. This committee is comprised of all directors, the President, and Chief Credit Officer.

The Directors Loan Committee also monitors loan administration, loan review and monitors the overall quality of the Bank's loan portfolio.

A loan review program is maintained. The Bank has outsourced this function in order to improve independence and to maintain a high level of expertise. The provider reports to the loan committee on matters of credit quality and documentation issues. Particular attention is focused on the largest aggregate borrowers, and additionally to any credits recommended for reclassification. The reviews are conducted quarterly with a written report provided to management and the Loan Committees to provide documentation of actions necessary to correct documentation deficiencies.

The Bank's Directors Loan Committee meets monthly to review the overall administration of the loan portfolio, as well as many other matters. The Board reviews problem loans; delinquency reports and discusses lending activities at each meeting.

The Bank maintains a watch list of loans which do not meet the Bank's established criteria. These are not under-performing loans, but simply monitored as a precautionary matter, many based upon documentation deficiencies. This management report also contains loans which are considered to be under-performing or

non-performing, loans criticized by examiners or any other case where the borrower has exhibited characteristics requiring special attention. A provision for estimated losses on loans and real estate owned is charged to operations based upon management's evaluation of the probable losses. Such an evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured considers, among other matters, the estimated net realizable value of the underlying collateral, as applicable, economic conditions, historical loan loss experience and other factors that are particularly susceptible to changes that could result in a material adjustment in the near term. While management endeavors to use the best information available in making its evaluations, future allowance adjustments may be necessary if economic conditions change substantially from the assumptions used in making the evaluations.

Under-performing assets are defined as: (1) loans in non-accrual status where the ultimate collection of interest is uncertain but the principal is considered collectible; (2) loans past due ninety days or more as to principal or interest (and where continued accrual has not been specifically approved); and (3) loans which have been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower. At December 31, 2002, the Bank reported approximately $2,056,000 of impaired loans. The Bank maintains a reserve for loan losses to cover losses incurred when loans default. Loans are charged off when they are deemed uncollectible.

Loans in all categories are charged-off when the loan is 180 days past due or when management determines the loan to be a loss.

UNDER-PERFORMING ASSETS

	Year Ended December 31,	
	2002	2001
	(Dollars in thousands)	
Non-accruing loans	$ 2,056	$ 2,700
Ninety (90) days past due	1,952	516
Total under-performing assets	$ 4,008	$ 3,216
Under-performing assets as a percentage of total loans	6.87 %	4.36 %
Past due loans (90 days or more):		
Real estate mortgages:		
One-to-four family	$ 1,273	$ 319
Non residential	513	-
Home Equity	10	48
Consumer	89	82
Commercial	67	67
Total	$ 1,952	$ 516

The non-accruing loans that are reported as of December 31, 2002 would have provided approximately $275,000 of interest income had they been performing in accordance with their contractual terms. The interest income and fees on loans reported for the year ended December 31, 2002 included approximately $55,000 that was received from loans reported as non-accrual as of December 31, 2002.

ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31,	
	2002	2001
Beginning allowance for loan losses	$ 1,891	$ 1,944
Loans charged off:		
Real estate mortgages:		
One-to-four family	71	9
Non residential	253	810
Home equity loans		29
Consumer loans	219	317
Commercial loans, including participations	273	1,147
Total charged-off loans	816	2,312
Recoveries on charged-off loans:		
Real estate mortgages:		
One-to-four family		
Non residential	5	255
Home equity loans		
Consumer loans	21	7
Commercial loans, including participations	355	12
Total recoveries on charged-off loans	381	274
Provision for loan losses	$ 261	$ 1,985
Ending allowance for loan losses	$ 1,717	$ 1,891
Average loans outstanding	$ 66,286	$ 110,383
Net charged-off loans to average loans	0.66 %	1.85 %

An analysis of the allowance for loan losses is performed quarterly by management to assess the appropriate levels of allowance for loan losses. This analysis is performed to recognize specific reserves allocated to classified assets, assess portfolio growth, and to monitor trends in loan delinquencies and charge-offs. Specific reserves are established based upon review of individual borrowers identified in the classified loan list, establishing the probability of loss associated with such borrowers, including comparison of loan balances versus estimated liquidation values of collateral based upon independent information sources or appraisals performed by board-approved licensed appraisers. Management establishes such specific reserves at or above minimum percentage allocations established by the Office of Thrift Supervision ("OTS") guidelines for each classification, including delinquent loans. The remaining pool of loans, excluding those classified or delinquent, is the source for the general loan loss reserve. Management evaluates this general reserve using loan loss statistics by various types of loans, as published periodically by the OTS and multiplying such loss percentages to the Bank's distribution of portfolio balances since management believes this will be representative of future losses inherent in the portfolio. The calculated reserve is compared to the Bank's existing reserve to establish the provision necessary to bring the actual reserve balance in compliance with the findings of the allowance analysis performed by management. During the third quarter of 2000, the Company completed an internal investigation related to its former president. As a result of this investigation the Bank reviewed all consumer secured, unsecured commercial, commercial secured, commercial real estate

and residential mortgage loans for which the former president either acted as the loan officer, was involved through his relationship or affiliation with the borrower, or was otherwise actively involved in the loan. During the years ended December 31, 2002 and 2001, approximately $1,091,000 and $986,000 of such loans were foreclosed upon with the balances reflected in the Bank's other real estate owned totals, while approximately $2,055,000 and $1,854,000 were charged against the allowance for loan losses. The replacement of these reserves impacted the amounts charged to earnings in the form of provision for loan losses primarily in 2001.

The following is a breakdown of the remaining loans identified in the review which are classified as non-performing as of December 31, 2002 and 2001:

	December 31, 2002		December 31, 2001	
	Number of Loans	Balances	Number of Loans	Balances
Residential mortgage	1	$ 112,329	3	$ 243,909
Consumer secured	2	19,379	2	23,778
Commercial secured	1	39,988	2	217,503
Total	4	$ 171,696	7	$ 485,190

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

	December 31,		Percent of Loans to Total	
	2002	2001	2002	2001
	(Dollars in thousands)			
Real estate mortgages:				
One-to-four family	$ 236	$ 210	0.40 %	0.29 %
Non residential	881	1,010	1.51 %	1.37 %
Home Equity	49	37	0.08 %	0.05 %
Consumer	260	262	0.45 %	0.35 %
Commercial	291	372	0.50 %	0.50 %
Total	$1,717	$1,891	2.94 %	2.56 %

FUNDING SOURCES

The Bank's primary funding source is its base of core customer deposits, which includes interest and non-interest bearing demand deposits, savings accounts, money market accounts and certificates of deposit. Other sources of funds have been through advances from FHLB. The following table presents information with respect to the average balances of these funding sources.

The Bank's average total deposits were $97,987,000 for the year ended December 31, 2002, compared to $125,135,000 for the year ended December 31, 2001. The Bank has decreased funding from NOW accounts and Money Market accounts by ($7,337,000) over 2001, the average balance decrease is the result of the sale of the Fort Wayne branch offices, while average balances of savings accounts has increased by $848,000. Management continues to emphasize the benefits of gathering non-certificate depository funding as a means of decreasing the Bank's overall funding costs, improving levels of fee income derived from depository relationships, and to encouraging a stronger relationship with its customer base. By acquiring primary

transaction accounts, the Bank is less susceptible to loss of accounts during periods of volatile interest rates. Funding in certificates of deposits decreased by ($20,659,000) from 2001 to an average of $55,312,000 for the year ended December 31, 2002. The decrease in average balances in certificates of deposits was primarily due to the closing of the Fort Wayne branches resulting in certificate maturities of those retained Fort Wayne certificates of deposit by the Bank. The lack of growth in certificates of deposits was also due in part to a lack of strong loan demand, and the resulting high levels of liquidity, prompted management to take a less aggressive approach in pricing of such products.

FUNDING SOURCES—AVERAGE BALANCES

	Year Ended December 31,	
	2002	2001
	(Dollars in thousands)	
Core Deposits:		
Non-interest bearing demand and NOW accounts	$ 19,266	$ 19,488
Money market accounts	16,083	23,198
Savings accounts	7,326	6,478
Certificates of deposit	55,312	75,971
Total deposits	97,987	125,135
FHLB advances	3,970	10,235
Total funding sources	$ 101,957	$ 135,370

FUNDING SOURCES—YIELDS

	Year Ended December 31,		Percentage Change
	2002	2001	2002 to 2001
Core Deposits:			
Non-interest bearing demand and NOW accounts	1.01 %	1.21 %	(16.53)%
Money market accounts	1.98 %	4.00 %	(50.50)%
Savings accounts	1.38 %	2.13 %	(35.21)%
Certificates of deposit	5.86 %	6.51 %	(9.98)%
Total deposits	3.93 %	4.99 %	(21.24)%
FHLB advances	4.79 %	6.12 %	(21.73)%
Total funding sources	3.96 %	5.08 %	(22.05)%

	Minimum Opening Balance	Balance December 31, 2002	% of Deposits	Weighted Average Rate
		(Dollars in thousands)		
Withdrawable:				
Savings accounts	$ 5	$ 6,916	9.38 %	1.24 %
Non-interest bearing checking	25	5,532	7.50 %	-
Now accounts	50	12,761	17.31 %	1.42 %
Money market accounts	10,000	14,112	19.14 %	1.82 %
Total withdrawable		39,321	53.33 %	
Certificates (original terms):				
12 months or less	Various	2,027	2.75 %	4.19 %
13 to 36 months	500	11,532	15.64 %	5.03 %
37 months and greater	500	16,041	21.75 %	4.93 %
Jumbo certificates	100,000	4,812	6.53 %	5.07 %
Total certificates		34,412	46.67 %	4.59 %
Total deposits		$ 73,733	100.00 %	

CERTIFICATES OF DEPOSITS, BY RATE

	December 31, 2002
	(Dollars in thousands)
Under 3%	$ 9,522
3% to 3.99%	4,174
4% to 4.99%	5,023
5% to 5.99%	3,857
6% to 6.99%	5,102
7% and over	6,734
	$34,412

CERTIFICATES OF DEPOSITS, BY RATE AND TERM

	One Year or Less	Two Years	Three Years	Greater than Three Years	Total
	(Dollars in thousands)				
Under 3%	$ 8,401	$ 961	$	$ 160	$ 9,522
3% to 3.99%	231	1,429	2,421	93	4,174
4% to 4.99%	746	463	150	3,664	5,023
5% to 5.99%	2,298	637	262	660	3,857
6% to 6.99%	3,253	441	727	681	5,102
7% and over	2,450	360	3,137	787	6,734
	$ 17,379	$ 4,291	$ 6,697	$ 6,045	$ 34,412

TIME DEPOSIT OF $100,000 AND OVER

	December 31, 2002	December 31, 2001
	(Dollars in thousands)	
Three months or less	$ 1,321	$ 1,623
Greater than three months through six months	300	222
Greater than six months through twelve months	713	6,008
Over twelve months	2,478	2,867
Total	$ 4,812	$ 10,720

FHLB ADVANCES

	At or for the Year Ended December 31, 2002	2001
	(Dollars in thousands)	
FHLB advances outstandings at end of year	$ 11,000	$ 5,000
Average balance for year	3,970	10,235
Maximum amount outstandint at any month-end during the year	11,000	20,000
Weighted average interest rate during the year	4.77 %	6.04 %
Weighted average interest rate at end of year	3.06 %	5.41 %

LIQUIDITY AND RATE SENSITIVITY

The Company's liquidity position is the primary source of additional capital for infusion into its banking subsidiary. During the year ended December 31, 2002, the Bank has significantly increased its use of funds as a result of $24,600,000 in maturities of the retained Fort Wayne certificates of deposit. Due to the Company's current liquidity sources, the private placement of common stock during the third quarter 2002, and a subsequent private placement which occurred during the first quarter of 2003, the Company does not anticipate the need for any additional external funding over the next twelve months.

The primary function of liquidity and interest rate sensitivity management is to provide for and assure an ongoing flow of funds that is adequate to meet all current and future financial needs of the Bank. Such financial needs include funding credit commitments, satisfying deposit withdrawal requests, purchasing property and equipment and paying operating expenses. The funding sources of liquidity are principally the maturing assets, payments on loans issued by the Bank, net deposit growth, and other borrowings. The purpose of liquidity management is to match sources of funds with anticipated customer borrowings and withdrawals and other obligations along with ensuring a dependable funding base. Alternative sources of liquidity include acquiring jumbo certificates resulting from local government bidding, liquidation of marketable investment securities, sales and/or securitization of pools of loans, and additional draws against available credit at the FHLB.

Rate sensitivity analysis places each of the Bank's balance sheet components in its appropriate maturity and/or repricing frequency, thus allowing management to measure the exposure to changes in interest rates. The Bank is required to provide quarterly reporting to the Office of Thrift Supervision (OTS) in the form of Schedule CMR, which accompanies the Bank's filing of the Thrift Financial Report (TFR). This data is modeled by the OTS and is reported back to the Bank representing the Bank's NPV (net portfolio value), which reflects the economic value of the Bank's balance sheet when discounted against current market rates and assumptions regarding prepayments and other factors influencing cash flows of the financial instruments contained therein. The base value is then shocked against assumed changes in market interest rates with particular attention to the scenario of rates increasing 200 basis points. This information is reviewed by management to determine appropriate action to be taken to reposition the balance sheet to reduce the sensitivity of the institution. The results of the OTS modeling and management's strategies are then presented to the Board of Directors to establish the Bank's status with regard to its Asset/Liability and Interest Rate Sensitivity policies.

The Bank's Asset/Liability Committee, which sets forth guidelines under which the Bank manages funding sources, its investments and loan portfolios, is responsible for monitoring the Bank's sensitivity measures. The objective of this committee is to provide for the maintenance of an adequate net interest margin, appropriate NPV levels, and adequate level of liquidity to keep the Bank sound and profitable during all stages of an interest rate cycle. The President has been authorized by the Board of Directors to perform the daily management functions related to asset/liability management and investment trading activities for the Bank.

At December 31, 2002, $18,251,000 of the loan portfolio is due to mature or reprice within one year, compared to $17,642,000 of the portfolio at December 31, 2001. In the investment securities category, $8,523,000 of the portfolio matures or reprices within one year, compared to $3,926,000 at December 31, 2001. The adjustable rate mortgages prepaid rapidly during a time when fixed rate financing could be acquired at favorable rates to the consumer. The repayment of this portion of the portfolio was $10,712,000 offset by the net purchases and sales of securities of 9,564,000 in 2002.

Management's objective in interest rate sensitivity is to reduce the Bank's vulnerability to future interest rate fluctuations while providing for growth and stability of net interest margin.

The cumulative GAP ratio of the Bank on December 31, 2002 was 2.34 percent for interest rate sensitive assets and liabilities of ninety days or less and 1.91 percent for interest rate sensitive assets and liabilities for one year or less. These ratios show a decline in the 90-day gap but an improvement in the one-year gap when compared to 2001 levels.

INTEREST RATE SENSITIVITY ANALYSIS

	1-90 Days	91-365 Days	1-5 Years	Beyond 5 years	Total
	(Dollars in thousands)				
Earning Assets:					
Investment securities	$ 446	$ 8,077	$ 6,255	$ 11,069	25,847
Interest-bearing deposits	1,169				1,169
Loans (excluding non-accruing)	10,693	7,558	7,898	28,156	54,305
Total earning assets	12,308	15,635	14,153	39,225	81,321
Interest-Bearing Liabilities:					
Savings and transaction deposits	2,126	6,604	18,009	7,050	33,789
Time deposits	7,935	9,444	16,819	214	34,412
Borrowed funds			11,000		11,000
Total interest-bearing liabilities	10,061	16,048	45,828	7,264	79,201
Interest rate sensitivity gap per period	$ 2,247	$ (413)	$ (31,675)	$ 31,961	
Cumulative interest rate gap	$ 2,247	$ 1,834	$ (29,841)	$ 2,120	
Cumulative interest sensitivity gap as a percentage of total assets	2.34 %	1.91 %	(31.02)%	2.20 %	

NET PORTFOLIO VALUE

	Amount	Change	Change	Ratio	Change
	(Dollars in thousands)				
+300 bp	$ 12,526	$ (303)	-2%	12.98 %	+11 bp
+200 bp	12,933	104	+1%	13.22 %	+35 bp
+100 bp	13,068	239	+2%	13.21 %	+34 bp
0 bp	12,829			12.87 %	
-100 bp	12,417	(413)	-3%	12.38 %	-49 bp

The OTS' Net Portfolio Value model data for December 31, 2002 excluded the –200 bp and –300 bp scenarios because of the abnormally low prevailing interest rate environment.

EFFECTS OF INFLATION

The assets and liabilities of a banking entity are unlike companies with investments in inventory, plant and equipment. Assets are primarily monetary in nature and differ from the assets of most non-financial services companies. The performance of a bank is affected more by changes in interest rates than by inflation.

Because of the relatively low rate of inflation over the past years, the impact upon the Company's balance sheet and levels of income and expense has been minimal.

INDEPENDENT AUDITORS' REPORT

Shareholders and Board of Directors
Blue River Bancshares, Inc. and Subsidiary
Shelbyville, Indiana

We have audited the accompanying consolidated balance sheets of Blue River Bancshares, Inc. and Subsidiary (the "Company") as of December 31, 2002 and 2001, and the consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill.

As discussed in Note 11 to the consolidated financial statements, on July 10, 2000, Shelby County Bank received a letter from the Office of Thrift Supervision ("OTS") which designated the Bank to be in "troubled condition" subjecting the Bank to various restrictions as determined by the OTS. On February 7, 2001, Blue River Bancshares, Inc. received a letter from the OTS which designated the Company to be in "troubled condition" subjecting the Company to various restrictions as determined by the OTS.

Deloitte & Touche LLP
Indianapolis, Indiana

March 17, 2003

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
ASSETS:		
Cash and cash equivalents:		
Cash and due from banks	$ 2,269,908	$ 4,116,043
Interest-bearing deposits	1,169,170	10,921,285
Total cash and cash equivalents	3,439,078	15,037,328
Securities available for sale, at fair value (amortized cost $25,588,551 and $27,163,802)	26,407,360	27,341,021
Securities held to maturity, at amortized cost (fair value $261,005 and $296,696)	258,721	294,551
Loans receivable, net of allowance for loan losses of ($1,717,072 and $1,891,366)	56,595,711	71,935,752
Stock in FHLB of Indianapolis, at cost	2,153,000	2,153,000
Accrued interest receivable	582,016	718,586
Income taxes receivable		225,000
Deferred income taxes	1,899,346	2,133,814
Premises and equipment, net	1,781,775	1,973,769
Other real estate owned	1,627,505	1,003,329
Prepaid expenses and other assets	373,454	544,293
Goodwill, net	-	2,429,081
TOTAL ASSETS	$ 95,117,966	$ 125,789,524
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Interest bearing deposits	$ 68,200,843	$ 107,619,674
Non-interest bearing deposits	5,531,911	
Advances from FHLB	11,000,000	5,000,000
Accrued interest on deposits and FHLB advances	73,759	243,207
Accrued expenses and other liabilities	438,675	333,740
Total liabilities	85,245,188	113,196,621
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value, 2,000,000 shares authorized, none issued		
Common stock, no par value, 15 million shares authorized, 1,859,802 and 1,549,913 shares issued; 1,859,802 and 1,549,913 shares outstanding	17,980,344	16,579,196
Accumulated deficit	(8,598,851)	(4,092,623)
Accumulated other comprehensive income, net of deferred taxes	491,285	106,330
Total shareholders' equity	9,872,778	12,592,903
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 95,117,966	$ 125,789,524

See accompanying notes to consolidated financial statements.

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INTEREST INCOME:		
Loans receivable	$ 4,825,049	$ 9,018,648
Mortgage-backed securities and investment securities	1,330,646	1,148,468
Interst-bearing deposits	122,028	365,081
Dividends from FHLB and other	130,522	160,044
Total interest income	6,408,245	10,692,241
INTEREST EXPENSE:		
Interest expense on deposits	3,854,760	6,248,527
Interest expense on FHLB advances	189,933	627,269
Total interest expense	4,044,693	6,875,796
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	2,363,552	3,816,445
PROVISION FOR LOAN LOSSES	261,187	1,985,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,102,365	1,831,445
NON-INTEREST INCOME:		
Service charges and fees	410,951	531,235
Loss on disposal/impairment of premises and equipment	(125,168)	(151,099)
Gain (Loss) on sale of securities	4,200	(22,968)
Other	(141,275)	(292,052)
	148,708	65,116
NON-INTEREST EXPENSE:		
Salaries and employee benefits	1,511,369	2,183,061
Premises and equipment	460,412	712,797
Data processing	502,323	524,747
Data processing conversion	438,072	
Professional fees	456,333	434,335
Federal deposit insurance	205,939	148,502
Directors fees	126,300	124,825
Environmental expense	112,000	
Goodwill amortization	-	212,412
Other	666,079	896,223
Total non-interest expense	4,478,827	5,236,902
LOSS BEFORE INCOME TAX BENEFIT	(2,227,754)	(3,340,341)
INCOME TAX BENEFIT	(150,607)	(1,163,966)
NET LOSS before cumulative effect of change in accounting principle	(2,077,147)	(2,176,375)
Cumulative effect of change in accounting principle	(2,429,081)	-
NET LOSS	$(4,506,228)	$(2,176,375)
Basic and diluted loss per share before change in accounting principle	$ (1.25)	$ (1.40)
Cumulative effect of change in accounting principle	(1.46)	-
BASIC AND DILUTED LOSS PER SHARE	$ (2.71)	$ (1.40)
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC AND DILUTED)	1,666,122	1,549,913

See accompanying notes to consolidated financial statements.

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE PERIOD FROM JANUARY 1, 2001 TO DECEMBER 31, 2002

	Comprehensive Loss	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income, Net of Deferred Taxes	Total Shareholders' Equity
BALANCE, January 1, 2001		$ 16,579,196	$ (1,916,248)	$ (91,206)	$ 14,571,742
NET LOSS	$ (2,176,375)		(2,176,375)		(2,176,375)
Other comprehensive income:					
Unrealized gain on securities, net of reclassification adjustment	197,536			197,536	197,536
Other comprehensive income	197,536				
COMPREHENSIVE LOSS	$ (1,978,839)				
BALANCE, December 31, 2001		16,579,196	(4,092,623)	106,330	12,592,903
NET LOSS	$ (4,506,228)		(4,506,228)		(4,506,228)
PROCEEDS FROM PRIVATE PLACEMENT OFFERING		1,401,148			1,401,148
Other comprehensive income:					
Unrealized gain on securities, net of reclassification adjustment	384,955			384,955	384,955
Other comprehensive income	384,955				
COMPREHENSIVE LOSS	$ (4,121,273)				
BALANCE, December 31, 2002		$ 17,980,344	$ (8,598,851)	$491,285	$ 9,872,778

See accompanying notes to consolidated financial statements.

BLUE RIVER BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (4,506,228)	$ (2,176,375)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	562,918	489,330
Net amortization of premiums and discounts	89,684	117,404
Cumulative effect of change in accounting principle	2,429,081	
Loss on sale of Fort Wayne branches		275,927
Loss (Gain) on sale of securities available for sale	(4,200)	22,968
Prepayment penalty on FHLB advance	102,255	
Impairment charge to premises and equipment	100,000	139,907
Loss on sale/disposal of premises and equipment	64,189	7,192
Provision for loan losses	261,187	1,985,000
Deferred income taxes	203,015	(952,867)
Changes in assets and liabilities:		
Accrued interest receivable	136,570	379,878
Other assets	131,819	(607,043)
Other liabilities	(64,513)	(299,687)
Net cash from operating activities	(494,223)	(618,366)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans funded net of collections	14,014,924	6,193,787
Proceeds from sale of loans, including those sold with Fort Wayne branches		30,656,502
Maturities of securities available for sale	10,616,623	10,283,905
Proceeds from sale of securities available for sale	4,925,735	654,064
Purchase of securities available for sale	(14,292,006)	(18,729,690)
Proceeds from sale of premises and equipment included in sale of Fort Wayne branches		456,422
Purchase of premises and equipment	(131,346)	35,741
Proceeds from sale of premises and equipment	344,648	
Net cash provided by investing activities	15,478,578	29,550,731
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of FHLB advances and other borrowings	(5,102,255)	(17,500,000)
Proceeds from FHLB advances and other borrowings	11,000,000	10,000,000
Net decrease in deposits	(33,881,498)	(13,706,364)
Sale of deposits included in sale of Fort Wayne branches		(11,772,950)
Proceeds from issuance of common stock, net of offering costs of $64,627	1,401,148	
Net cash used in financing activities	(26,582,605)	(32,979,314)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(11,598,250)	(4,046,949)
CASH AND CASH EQUIVALENTS, Beginning of year	15,037,328	19,084,277
CASH AND CASH EQUIVALENTS, End of year	$ 3,439,078	$ 15,037,328
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid during the year	$ 4,214,000	$ 6,888,000
Income tax refund	$ 353,000	
Loans transferred to other real estate owned	$ 684,000	$ 991,000

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Blue River Bancshares, Inc. (the "Company") conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking and thrift industry. A summary of the more significant accounting policies follows:

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Shelby County Bank (the "Bank") and the wholly owned subsidiaries of the Bank. All significant intercompany balances and transactions have been eliminated.

Description of Business—The Bank provides financial services to south central Indiana through its main office in Shelbyville and three other full service branches in Shelbyville, Morristown, and St. Paul, Indiana.

On December 31, 2001, the Company completed the sale of its two Fort Wayne branches pursuant to a Branch Purchase and Assumption Agreement ("the Agreement") entered into with Community First Bank and Trust, an Ohio state-chartered bank ("Community") on October 17, 2001. The Agreement provided for Community's assumption of certain deposit and other liabilities and purchase of certain assets of two branch offices. Under the terms of the Agreement, Community acquired the loans, personal property, fixed assets, cash, records, and real property lease interests of the two Branches located in Fort Wayne, Indiana. The transaction involved the purchase of approximately $31 million in assets and the assumption of approximately $11 million in liabilities. The difference between the assets and liabilities was offset by a cash payment from Community to the Company of approximately $20 million. Community also retained all the employees of the First Community branches.

The Bank is subject to competition from other financial institutions and is regulated by certain federal agencies and undergoes periodic examinations by those regulatory authorities. (See Note 10).

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates most susceptible to change in the near term include the allowance for loan losses and the fair value of securities.

Cash and Cash Equivalents—All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Securities—Securities are required to be classified as held to maturity, available for sale or trading. Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held to maturity. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale. Only those securities classified as held to maturity are reported at amortized cost, with those available for sale reported at fair value with unrealized gains and losses excluded from earnings and reported as other comprehensive income. Premiums and discounts are amortized over the contractual lives of the related securities using the level yield method. Gain or loss on sale of securities is based on the specific identification method.

Revenue Recognition—Interest on real estate, commercial and installments loans is accrued over the term of the loans on a level yield basis. The recognition of interest income is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business.

Nonrefundable loan origination fees, net of certain direct loan origination costs, are deferred and recognized as a yield adjustment over the life of the underlying loan. Any unamortized net fees on loans sold are included as part of the gain/loss on sale of loans at time of sale.

Generally, any loan greater than 90 days past due must be well secured and in the process of collection to continue accruing interest. In the event that a loan is classified as impaired in accordance with FASB 114, "Accounting by Creditors for Impairment of a Loan" before it is 90 days past due, the Company will discontinue accruing interest unless the loan is well secured and in the process of collection. Cash payments received on nonaccrual loans generally are applied against principal, and interest income is only recorded once principal recovery is reasonably assured. Loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain.

Provision for Loan Losses—A provision for estimated losses on loans and real estate owned is charged to operations based upon management's evaluation of the probable losses. Such an analysis of the allowance for loan losses is performed quarterly by management to assess the appropriate levels of allowance for loan losses. The allowance for loan losses consists of a specific reserves and a general reserve. The components of the allowance for loan losses represent an estimation done pursuant to either SFAS 5, "Accounting for Contingencies", or SFAS 114, "Accounting by Creditors for Impairment of a Loan."

The specific reserve analysis is performed to recognize reserves allocated to individual loans which are considered classified assets due to a combination of factors including delinquency, credit quality and collateral value. Specific reserves for such loans are established based upon an analysis of individual borrowers identified in the classified loan list, establishing the probability of loss associated with such borrowers, including comparison of loan balances versus estimated liquidation values of collateral based upon independent information sources or appraisals performed by licensed appraisers.

The remaining pool of loans, excluding those classified or delinquent, is the source for the general loan loss reserve. Management evaluates this general reserve using loan loss statistics by various types of loan categories, as published periodically by the OTS and multiplying such loss percentages to the Bank's distribution of portfolio balances. The calculated reserve is compared to the Bank's existing reserve to establish the provision necessary to bring the actual reserve balance incompliance with the findings of the allowance analysis. Such an analysis, is susceptible to changes that could result in a material adjustment in the near term. While management endeavors to use the best information available in making it's evaluations, future allowance adjustments may be necessary if economic conditions change substantially from the assumptions used in making the evaluations.

FHLB Stock—Federal law requires a member institution of the Federal Home Loan Bank ("FHLB") system to hold common stock of its district FHLB according to a predetermined formula. This investment is stated at cost, which represents redemption value, and may be pledged to secure FHLB advances.

Real Estate Owned— Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure which provides the Bank fee simple ownership. The Bank then has the ability to sell the property. Real estate owned is recorded at the lower of cost or fair value less estimated costs to sell. When property is acquired, it is recorded at the lower of cost or estimated fair value at the date of acquisition, with any resulting write-down charged against the allowance for loan losses. Any subsequent deterioration of the property is charged directly to real estate owned expense. Costs

relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the property are charged to expense as incurred.

Premises and Equipment—Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives that range from 2 to 40 years.

Income Taxes—The Company and its wholly owned subsidiary file consolidated income tax returns. Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations.

Income Tax Valuation Allowance— The Company establishes valuation allowances in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes". The Company continually reviews the adequacy of the valuation allowance and will recognize the benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.

Loss per Common Share—Loss per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year.

The following is a reconciliation of the weighted average common shares for the basic and diluted loss per share computations:

	Year Ended December 31,	
	2002	2001
Basic earnings per share:		
Weighted average common shares	1,666,122	1,549,913
Diluted earnings per share:		
Weighted average common shares and incremental shares	1,666,122	1,549,913

During the years ended December 31, 2002 and 2001, there were no incremental shares relating to the dilutive effect of stock options.

Comprehensive Income—Reclassification adjustments have been determined for all components of other comprehensive income reported in the consolidated statements of changes in shareholders' equity. Amounts presented within those statements for the years ended December 31, 2002 and December 31, 2001 are as follows:

	2002	2001
Other comprehensive income:		
Net unrealized holding gains	$ 643,225	$ 304,942
Less, reclassification adjustment for (gains) losses realized	(4,200)	22,968
Other comprehensive income before tax	639,025	327,910
Income tax expense related to items of other comprehensive income	254,070	130,374
Other comprehensive income, net of tax	$ 384,955	$ 197,536

Segment Information—The Company has disclosed all required information relating to its one operating segment.

Stock Based Compensation—At December 31, 2002, the company has stock-based employee compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	2002	2001
Net loss:		
Net loss as reported	$ (4,506,228)	$ (2,176,375)
Deduct total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(76,775)	64,228
Pro forma, net loss	$ (4,583,003)	$ (2,240,603)
Net loss per share:		
Basic loss per share	$ (2.71)	$ (1.40)
Diluted loss per share	$ (2.71)	$ (1.40)
Pro forma loss per share:		
Basic loss per share	$ (2.75)	$ (1.45)
Diluted loss per share	$ (2.75)	$ (1.45)

New Accounting Pronouncements—Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, was issued in July 2001. Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and at least annual impairment tests thereafter. SFAS 142, is effective for the Company January 1, 2002. Annual goodwill amortization of approximately $212,000 was ceased on January 1, 2002.

Management completed the assessment and evaluation process of determining the impairment of goodwill in accordance with SFAS 142 during the second quarter of 2002. The measurement of impairment was considered necessary as the Company had several consecutive quarters of losses.

Based on the pattern of losses and a significant reduction in the market capitalization of the Company, an independent third party valuation specialist performed a valuation analysis of the Company. Management completed its initial assessment and determined that the goodwill was impaired in accordance with SFAS 142 during the second quarter of 2002. The measurement of the impairment resulted in a reduction of goodwill and a cumulative change in accounting principle of $2,429,081.

	Twelve Month Periods Ended December 31,	
	2002	2001
Reported net loss before cumulative effect of change in accounting prinicple	$ (2,077,147)	$ (2,176,375)
Addback Goodwill Amortization		212,412
Adjusted net loss before cumulative effect of change in accounting prinicple	$ (2,077,147)	$ (1,963,963)
Basic and diluted loss per share before cumulative effect of change in accounting principle	$ (1.25)	$ (1.40)
Addback Goodwill Amortization		0.13
Adjusted basic and diluted loss per share before cumulative effect of change in accounting principle	$ (1.25)	$ (1.27)

SFAS No. 143, "Accounting for Asset Retirement Obligations", was issued in June 2001 and is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management has determined that the effect of this new standard on the consolidated financial statements will not be material.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued in August 2001 and is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Management has determined that the effect of this new standard on the consolidated financial statements will not be material.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections," which, among other things, changes the way gains and losses from the extinguishment of debt are reported. Previously, all gains and losses from the extinguishment of debt were required to be reported as an extraordinary item, net of related tax effect. Under SFAS No.145, gains and losses from the extinguishment of debt should be reported as part of on-going operations, unless the extinguishment of debt meets the criteria of both unusual and infrequent as established in APB No.30. SFAS No. 145 is effective for all fiscal years beginning after May 15, 2002, including all prior period presentations. Management has determined that the effect of this new standard on the consolidated financial statements will not be material.

During June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. Management has determined that the effect of this new standard on the consolidated financial statements will not be material.

SFAS 147, "Acquisitions of Certain Financial Institutions," was issued in October 2002 and is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. SFAS 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The adoption of the statement did not have any impact on the financial statements in the year of adoption.

SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. Management has included the new disclosure requirements in its consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligation under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. Loan commitments and commercial letters of credit are excluded from the scope of this interpretation. The Company does not anticipate the Interpretation will have a material impact on its consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". This Interpretation addresses consolidation by business enterprises of variable interest entities. Under current practice, entities generally have been included in consolidated financial statements because they are controlled through voting interests. This Interpretation explains how to identify variable interest entities and how an entity assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. Transferor to QSPEs and "grandfathered" QSPEs subject to the reporting requirements of SFAS 140 are outside the scope of FIN 46 and do not consolidate those entities. FIN 46 also requires certain disclosures by the primary beneficiary of a variable interest entity or an entity that holds a significant variable interest in a variable interest entity.

FIN 46 is applicable for all entities with variable interests in variable interest entities credited after January 31, 2003 immediately. Public companies with a variable interest in a variable interest entity created before February 1, 2003 will have to apply the provisions of FIN 46 no later than the beginning of the first interim reporting period beginning after June 15, 2003.

The company does not anticipate FIN 46 will have a material impact to its consolidated financial statements.

Reclassification—Certain amounts in the year ended December 31, 2001 have been reclassified to conform to the 2002 presentation.

2. SECURITIES

Securities at December 31, 2002 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
Mortgage-backed securities	$ 17,849,169	$ 573,742	$ (1,600)	$ 18,421,311
Corporate bonds	211,460	7,412	(9,000)	209,872
Obligations of State and Political Subdivisions	1,986,077	62,389		2,048,466
U.S. Treasury and agency securities	5,541,845	185,866		5,727,711
Total available for sale	$ 25,588,551	$ 829,409	$ (10,600)	$ 26,407,360
Securities held to maturity:				
Mortgage-backed securities	$ 55,721	$ 764	$ (771)	$ 55,714
Municipal bonds	203,000	2,753	(462)	205,291
Total held to maturity	$ 258,721	$ 3,517	$ (1,233)	$ 261,005

Securities at December 31, 2001 are as follows:

	Gross Unrealized			
	Amortized Cost	Gains	Losses	Fair Value
Securities available for sale:				
Mortgage-backed securities	$ 14,984,431	$ 152,248	$ (58,945)	$ 15,077,734
Corporate bonds	213,490	3,331	(461)	216,360
Obligations of State and Political Subdivisions	2,629,979	51,960	(10,766)	2,671,173
U.S. Treasury and agency securities	9,335,902	60,456	(20,604)	9,375,754
Total available for sale	$ 27,163,802	$ 267,995	$ (90,776)	$ 27,341,021
Securities held to maturity:				
Mortgage-backed securities	$ 88,580	$ 849	$ (237)	$ 89,192
Municipal bonds	205,971	2,992	(1,459)	207,504
Total held to maturity	$ 294,551	$ 3,841	$ (1,696)	$ 296,696

The carrying value of mortgage-backed securities, corporate bonds, and U.S. treasury and agencies at December 31, 2002 are shown below by their contractual maturity date. Actual maturities will differ because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Mortgage-backed securities:				
Due after one year through five years			$ 1,042	$ 1,073
Due after five years through ten years	$ 4,071,958	$ 4,223,191	8,898	9,426
Due after ten years	13,777,212	14,198,120	45,782	45,216
Corporate bonds:				
Due after one year through five years	211,460	209,872		
Obligation of State and Political Subdivisions:				
Due within one year	201,004	207,300	99,989	99,527
Due after one year through five years	897,552	931,918	103,010	105,763
Due after five years through ten years	537,443	552,689		
Due after ten years	350,077	356,560		
U.S. Treasury and agency securities:				
Due after one year through five years	500,000	520,125		
Due after five years through ten years	5,041,845	5,207,585		
Total	$25,588,551	$26,407,360	$258,721	$261,005

Securities totaling approximately $14.2 million are pledged to secure Federal Home Loan Bank Advances (see Note 6).

3. LOANS RECEIVABLE

Loans receivable at December 31 by major categories are as follows:

	2002	2001
Real estate mortgage loan:		
One-to-four family	$27,503,516	$31,843,376
Non Residential	16,658,767	23,397,672
Home equity loans	3,187,104	3,520,294
Consumer loans	6,757,173	10,199,602
Commercial loans	4,206,223	4,866,174
Allowance for loan losses	(1,717,072)	(1,891,366)
	$56,595,711	$71,935,752

Activity in the allowance for loan losses for the years ended December 31 are as follows:

	2002	2001
Beginning balance	$1,891,366	$ 1,943,741
Provision for loan losses	261,187	1,985,000
Charge-offs	(816,280)	(2,311,520)
Recoveries	380,799	274,145
Ending balance	$1,717,072	$ 1,891,366

As of December 31, 2002 and 2001, loans which were impaired in accordance with SFAS No.'s 114 and 118 totaled approximately $2,056,000 and $7,576,000, respectively. Specific reserves for credit losses allocated to these loans totaled approximately $1,559,000 and $1,617,000 as of December 31, 2002 and 2001, respectively. The Bank's policy for recognizing income on impaired loans is to accrue interest until a loan is classified as impaired. For loans that are determined to be impaired, interest accrued in excess of 90 days past the due date is charged against current earnings. No interest is accrued after a loan is classified as impaired. All payments received for loans which are classified as impaired are utilized to reduce the principal balance outstanding.

The average recorded investment in total impaired loans for the years ended December 31, 2002 and 2001 amounted to $2,377,000 and $3,161,000, respectively. Interest income that would have been recognized had such loans been performing in accordance with their original terms would have been $138,000 and $241,000, respectively.

4. PREMISES AND EQUIPMENT

Premises and equipment at December 31 consists of the following:

	2002	2001
Land and improvements	$ 288,009	$ 288,009
Buildings and improvements	1,814,666	1,921,524
Furniture and equipment	950,270	1,083,647
	3,052,945	3,293,180
Less accumulated depreciation	(1,271,170)	(1,319,411)
	$ 1,781,775	$ 1,973,769

During the second quarter of 2002, the Company completed the transfer of the Rampart Bank Branch facility from the holding company of the Bank. As required by the Office of Thrift and Supervision, this transfer was completed at fair value. Management concluded that the Rampart Bank Branch was impaired. The measurement of impairment resulted in a write-down of property of approximately $100,000 and a corresponding charge included in other expense.

5. DEPOSITS

Deposits at December 31 are as follows:

	2002		2001	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Passbook Savings Account	$ 6,916,341	1.24 %	$ 6,388,497	2.10 %
Non-interest Bearing Checking	5,531,940		1,939,845	
Interest-Bearing Demand Deposit Accounts	12,759,764	1.42 %	18,832,364	2.04 %
Money Market Accounts	14,112,278	1.82 %	14,562,834	2.54 %
Total Transaction Accounts	39,320,323	1.33 %	41,723,540	2.13 %
Certificate Accounts:				
Under 12 Months	4,276,125	1.96 %	47,817,841	6.36 %
12 to 23 Months	6,010,252	2.58 %	9,057,097	6.17 %
24 to 35 Months	9,500,791	5.02 %	2,280,353	5.32 %
36 to 59 Months	3,530,965	5.77 %	6,691,352	6.64 %
Over 60 Months	11,094,298	5.95 %	49,491	7.25 %
	34,412,431	4.59 %	65,896,134	6.33 %
	$ 73,732,754	2.85 %	$ 107,619,674	4.70 %

A summary of certificate accounts by scheduled maturities at December 31, 2002 is as follows:

	2003	2004	2005	2006	2007	Thereafter	Total
Under 3%	$ 8,400,557	$ 961,292				$ 160,684	$ 9,522,533
3% - 3.99%	230,478	1,429,162	$ 2,420,414	$ 93,622			4,173,676
4% - 4.99%	746,242	463,099	149,457	1,569,681	$2,094,282		5,022,761
5% - 5.99%	2,298,244	636,868	262,458	659,654			3,857,224
6% - 6.99%	3,253,321	440,387	727,294	681,561			5,102,563
Over 7%	2,450,537	359,828	3,136,652	733,588		53,069	6,733,674
	$ 17,379,379	$ 4,290,636	$ 6,696,275	$ 3,738,106	$2,094,282	$ 213,753	$34,412,431

Certificates of deposit of $100,000 and over at December 31, 2002 are as follows:

Three Months or Less	$ 1,320,954
Greater than Three Months Through Six Months	300,000
Greater than Six Months Through Twelve Months	713,659
Over Twelve Months	2,477,880
Total	$4,812,493

A summary of interest expense for the periods indicated for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Account type:		
Passbook Savings Accounts	$ 101,061	$ 138,338
Interest-Bearing Demand Deposit Accounts	194,520	235,969
Money Market Accounts	318,922	927,649
Certificates	3,240,257	4,946,571
	$3,854,760	$6,248,527

6. FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances at December 31 are as follows:

	2002		2001	
Fiscal Year Maturity	Amount	Weighted Average Interest Rates	Amount	Weighted Average Interest Rates
2002			$ 2,500,000	5.37%
2004	$ 2,000,000	2.46%	2,500,000	5.44%
2005	1,000,000	3.15%		
2006	3,000,000	2.64%		
2007	5,000,000	3.53%		
	$11,000,000	3.06%	$ 5,000,000	5.41%

The advances from the Federal Home Loan Bank ("FHLB") are collateralized by mortgage loans and investment securities pledged by the Bank. The FHLB holds original notes and mortgages of the pledged loan products and provides safekeeping services related to the pledged investment securities. All FHLB advances are due at maturity and are neither callable nor convertible.

7. STOCK OPTION PLANS

The Company has adopted separate stock option plans for Directors of the Company and the Bank (the *1997 Directors' Stock Option Plan* and the *2000 Directors' Stock Option Plan*) and the officers and key employees of the Company and the Bank (the *1997 Key Employee Stock Option Plan, 2000 Key Employee Stock Option Plan* and the *2002 Key Employee Stock Option Plan*). The Company has reserved a total of 62,400 shares pursuant to the Directors' Stock Option Plans and 103,000 shares pursuant to the Key Employee Stock Option Plans. The option exercise price per share for the 1997 plans is the greater of $12.00 per share or the fair value of a share on the date of grant, for the 2000 plans is $8.27 per share or the fair value on the date of the grant, and $4.98 per share or the fair value on the date of the grant for options granted under the 2002 plan. The stock options are exercisable at any time within the maximum term of five years for incentive stock options and ten years for non-qualified stock options of the employee stock option plan and fifteen years under the Directors' Stock Option Plan from the grant date. The options are nontransferable and are forfeited upon termination of employment or as a director.

The following is an analysis of the activity for the years ended December 31, 2002 and 2001 and the stock options outstanding at the end of the respective years:

Options	Shares	Weighted Average Rates
Outstanding at December 31, 2000	87,850	$ 11.11
Forfeited or expired	(4,500)	$ 8.27
Outstanding at December 31, 2001	83,350	$ 10.96
Granted	69,000	$ 4.98
Forfeited or expired	(350)	$ 8.27
Outstanding at December 31, 2002	152,000	$ 8.26

Exercise Price	Number of Shares		Weighted Average Exercise Price		Weighted-Average Remaining Life (In Years)
	Outstanding	Exercisable	Outstanding	Excercisable	
$ 4.75	37,500		1.17		2.34
5.25	31,500		1.09		1.97
8.27	22,750	9,100	1.24	1.31	1.23
12.00	60,250	48,200	4.76	10.09	4.36
Total	152,000	57,300	8.26	11.40	9.90

At December 31, 2002, there were 57,650 options exercisable with a weighted average exercise price of $11.40.

As of December 31, 2002 and 2001, options outstanding had a weighted average exercise price of $8.26 and $10.96, respectively and a weighted average remaining contractual life of approximately 10 and 11 years, respectively.

The weighted average fair value of options granted was $3.05 per share in 2002. The fair value of the options granted are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield, risk-free interest rate of 5.6% in 2002, annualized volatility of 31% in 2002, and an expected life of five years. The pro forma amounts may not be representative of the effects on reported net loss for future years.

8. INCOME TAXES

An analysis of the income tax provision for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Current:		
Federal		$ (27,466)
State		7,934
Defered	$ (910,607)	(1,144,434)
Valuation allowance	760,000	
	$ (150,607)	$(1,163,966)

A reconciliation between the effective tax rate and the statutory tax rate for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
U.S. Federal Statutory Rate	(34.0)%	(34.0)%
State Income Tax, Net of Federal Income Tax Benefit	(5.1)%	(4.2)%
Tax exempt interest	(2.2)%	(0.6)%
Nondeductible Goodwill		2.5 %
Increase in valuation allowance	34.1 %	
Other, net	0.4 %	(1.5)%
Effective Tax Rate	(6.8)%	(34.8)%

The significant components of the Company's net deferred tax asset as of December 31, 2002 are as follows:

	2002	2001
Accrued expenses not currently deductible	$ 35,664	$ 80,824
Allowance for loan losses	1,453,167	781,981
Net operating loss carryforwards	1,609,132	1,494,341
Investment securities available for sale	(331,123)	(71,071)
Other, net	(107,494)	(152,261)
Valuation allowance	(760,000)	
Net deferred tax asset	$ 1,899,346	$ (2,133,814)

The Company recorded a valuation allowance against a portion of the deferred taxes because management believes it is more likely than not that a portion of the benefit associated with this deferred tax asset will not be realized. However, before 2002, no valuation allowance was considered necessary as management believed it was more likely than not that benefits associated with the deferred assets would be realized. The Company has generated federal and state operating losses carryforwards totaling $4.1 million. The net operating loss carryforwards, if unused, will begin to expire in 2018 through 2022.

Under the Internal Revenue Code, prior to 1997, the Bank was allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. Subject to certain limitations, the allowable bad debt deduction was computed based on one of two alternative methods: (1) a percent of taxable income before such deduction or (2) loss experience method. The Bank generally computed its annual addition to its tax bad debt reserves using the percentage of taxable income prior to 1997.

Beginning in fiscal 1997, the Bank is no longer allowed a special bad debt deduction using the percentage of taxable income method and is required to recapture its excess tax bad debt reserve over its 1987 base year reserve over a six-year period. This amount has been provided for the Bank's net deferred tax liability.

Approximately $1.1 million, for which no provision for Federal income taxes has been made, represents allocations of earnings to tax bad debt deductions prior to 1987 for federal income tax purposes. Reduction of amounts so allocated for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate. It is not contemplated that amounts allocated to bad debt deductions will be used in any manner to create taxable income.

9. PRIVATE PLACEMENT

On June 7, 2002, the Company entered into a stock purchase agreement with a group of investors for the sale of common stock. On September 17, 2002, the Company sold 309,889 shares of common stock at a price of $4.73 per share or approximately $1,466,000 in the aggregate net proceeds totaled $1,401,148. As part of the stock purchase agreement, the Company would in a subsequent closing sell 546,348 shares of the Company's common stock to individuals of high net worth identified by the initial investors at a price of $4.73 per share or approximately $2,584,000 in the aggregate. The Company obtained shareholder approval for the subsequent private placement of common stock in January 2003 and received gross proceeds of $2,584,000 in February 2003.

Pursuant to the stock purchase agreement with the investors, Russell Breeden, III and Wayne C. Ramsey were elected to the Board of Directors of the Company for a term ending in 2003 and 2005, respectively.

10. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has loan, deposit and other transactions with executive officers, directors and principal shareholders, and with organizations and individuals with which they are financially or otherwise closely associated. As defined, total loans to executive officers, directors and principal shareholders were approximately $680,000 and $1,083,000 at December 31, 2002 and 2001, respectively.

A law firm in which a director is a member received payments of $15,322 and $18,968 for 2002 and 2001, respectively. The firm provides legal services primarily in loan-related matters.

A real estate appraisal company, owned by a director, received payments of $18,475 and $16,950 for 2002 and 2001, respectively.

A company, owned by a director, which provides title and abstract work for Shelby County Bank received payments of $7,404 and $3,926 for 2002 and 2001, respectively.

An oil company, owned by a director was paid $1,294 and $700 for 2002 and 2001, respectively, for petroleum products and auto maintenance related to company-owned vehicles used for courier services between the banking offices.

A travel company, co-owned by a director, received payments of $3,514 and $1,338 for 2002 and 2001, respectively for travel services related to meetings and conferences attended by executive officers of the Company.

11. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possible additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.

The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 4%, or 3% for banks with a composite rating of "1" and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC requires the Bank to maintain minimum capital amounts and ratios of weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2002, management believes that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002 and 2001, the most recent notifications from the OTS categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table below:

	As of December 31, 2002			
	Actual Capital		Required Capital	
	Amount	Ratio	Amount	Ratio
OTS capital adequacy:				
Tangible capital	$ 6,670,000	7.3 %	$ 1,378,000	1.5 %
Core capital	6,670,000	7.3 %	2,755,000	3.0 %
Total risk-based capital	7,410,000	12.7 %	4,658,000	8.0 %
FDICIA regulations to be classified "well capitalized":				
Tier 1 leverage capital	6,670,000	7.3 %	4,592,000	5.0 %
Tier 1 risk based capital	6,670,000	11.5 %	3,493,000	6.0 %
Total risk-based capital	7,410,000	12.7 %	5,822,000	10.0 %

	As of December 31, 2001			
	Actual Capital		Required Capital	
	Amount	Ratio	Amount	Ratio
OTS capital adequacy:				
Tangible capital	$ 6,784,000	5.7 %	$ 1,799,000	1.5 %
Core capital	6,784,000	5.7 %	3,597,000	3.0 %
Total risk-based capital	7,734,000	10.3 %	6,002,000	8.0 %
FDICIA regulations to be classified "well capitalized":				
Tier 1 leverage capital	6,784,000	5.7 %	5,996,000	5.0 %
Tier 1 risk based capital	6,784,000	9.0 %	4,501,000	6.0 %
Total risk-based capital	7,734,000	10.3 %	7,502,000	10.0 %

On July 10, 2000 the Office of Thrift Supervision (the "OTS") issued a letter which formally designated Shelby County Bank to be in "troubled condition" based upon the preliminary findings of the OTS' then ongoing examination of the Bank. The OTS expressed supervisory concern relating to the Bank's management, operating losses, interest rate risk sensitivity, internal controls and loan documentation. Pursuant to the letter, the Bank is subject to the following restrictions: (i) no increase in total assets during any quarter in excess of an amount equal to interest credited on deposits during the quarter without prior written approval of the OTS, (ii) prior OTS approval of all executive compensation and agreements and the hiring of any executive officer, director or consultant or changing the responsibilities of any current executive officer, (iii) prior notice to the OTS of all transactions between the Bank and its affiliates, (iv) prior OTS approval of all transactions between the Bank and third parties outside the normal course of business.

On February 7, 2001 the OTS issued a letter which formally designated Blue River Bancshares to be in "troubled condition" pursuant to the results of the March 13, 2000 examination. This letter places restrictions on the Company to notify the OTS at least 30 days prior to adding or replacing of members of the board of directors, or employing or changing responsibilities of senior executive officers. The letter also prohibits golden parachute payments unless such payments are permitted by regulation.

On April 5, 2001, the OTS notified Shelby County Bank in writing that the business plan and budget submitted by the Bank had been approved. Although the Bank is no longer subject to the growth restrictions previously imposed by the OTS, the Bank may not make any significant changes to its business plan and budget without prior approval of the OTS. The Bank has submitted a revised business plan and budget to the OTS. This new plan and budget provides for the growth of the Bank

by utilizing the additional $1,500,000 of capital which has been contributed to the Bank during the third quarter of 2002. On March 17, 2003 the OTS issued a letter stating no objection to the growth projections as set forth in the business plan and budget.

12. EMPLOYEE BENEFIT PLANS

The Company has an employee 401(k) plan established for substantially all full-time employees, as defined. The Company has elected to match contributions equal to 50% of the employee contributions, up to a maximum of 6% of an individual's total eligible salary, as defined. Contributions totaled approximately $24,000 and $41,000 for the years ended December 31, 2002 and 2001, respectively.

13. COMMITMENTS

In the normal course of business, the Bank makes various commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. At December 31, 2002 and 2001, the Bank had loan commitments approximating $673,000 and $577,000, respectively, excluding undisbursed portions of loans in process, and unused portions of lines of credit of approximately $1,541,000 and $2,436,000, respectively. Outstanding letters of credit totaled approximately $637,000 and $642,000 at December 31, 2002 and 2001, respectively.

In the event of nonperformance by the other parties to the financial instruments, the Bank's exposure to credit loss for commitments to extend credit is represented by the contract amount of those instruments.

The Bank uses the same credit policies and collateral requirements in making commitments as it does for on-balance sheet financial instruments.

14. PARENT COMPANY FINANCIAL INFORMATION

Condensed Balance Sheet as of December 31:

	2002	2001
Assets:		
Cash and cash equivalents	$ 461,602	$ 826,292
Securities available for sale	91,000	99,539
Investment in subsidiary	9,168,384	10,932,189
Other	238,455	816,184
Total assets	$ 9,959,441	$ 12,674,204
Liabilities and Shareholders' Equity:		
Other liabilities	$ 86,663	$ 81,301
Shareholders' equity	9,872,778	12,592,903
Total liabilities and shareholders' equity	$ 9,959,441	$ 12,674,204

Condensed Statement of Operations for the years ended December 31 are as follows:

	2002	2001
Interest income, net of interest expense	$ 14,150	$ 35,670
Non-interest income	28,200	(126,125)
Non-interest expense	(303,140)	(240,218)
Loss before income taxes and equity in undistributed earnings of Shelby County Bank	(260,790)	(330,673)
Income tax expense (benefit)	(591,555)	(128,008)
Loss before equity in undistributed earnings of Shelby County Bank	(852,345)	(202,665)
Equity in undistributed loss of Shelby County Bank	(3,653,883)	(1,973,710)
Net loss	$ (4,506,228)	$ (2,176,375)

Condensed Statements of cash flows for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Cash flows from operating activities:		
Net loss	$ (4,506,228)	$ 2,176,375
Adjustments to reconcile net cash from operating activities:		
Equity in undistributed earnings (loss) of subsidiary	3,653,883	1,973,710
Impairment charge to premises and equipment	100,000	
Loss on sale of securities		22,968
Depreciation and amortization	12,586	37,733
(Increase) decrease in other assets	577,729	(95,859)
Increase (decrease) in other liabilities	5,362	(25,754)
Net cash from operating activities	(156,668)	(263,577)
Cash flows from investing activities:		
Proceeds from sale of available-for-sale securities		677,032
Proceeds from sale of premises and equipment		146,271
Net cash from investing activities		823,303
Cash flows from financing activities:		
Proceeds from issuance of common stock	1,401,148	
Net cash from financing activities	1,401,148	
Net increase in cash and cash equivalents	1,244,480	559,726
Cash and cash equivalents, beginning of year	826,292	266,566
Cash and cash equivalents, end of year	$ 2,070,772	$ 826,292

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of fair value information is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments*. SFAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. The estimated fair value amounts have been determined by the Company using available market information and other appropriate valuation techniques. These techniques are significantly affected by the assumptions used, such as the discount rate and estimates of future cash flows. Accordingly, the estimates made herein are not necessarily indicative of the amounts the Company could realize in a current market exchange and the use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amount.

The following schedule includes the book value and estimated fair value of all financial assets and liabilities, as well as certain off balance sheet items, at December 31, 2002.

Cash and Cash Equivalents—For these instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities—For investment securities, fair values are based on quoted market prices, if available. For securities where quoted prices are not available, fair value is estimated based on market prices of similar securities.

Loans—The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits—The fair value of non-interest bearing demand deposits and savings and NOW accounts is the amount payable as of the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Stock in FHLB of Indianapolis—The fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Accrued Interest Receivable—The fair value approximates carrying value.

FHLB Advances—The fair values of the FHLB advances approximate carrying values as the interest rates are variable and adjust to market rates.

Accrued Interest Payable—The fair value approximates carrying value.

Commitments—The commitments to originate and purchase loans have terms that are consistent with current market conditions. Accordingly, the Company estimated that the face amounts of these commitments approximate carrying values.

The estimated carrying and fair values of the Company's financial instruments as of December 31, are as follows:

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 3,439,000	$ 3,439,000	$ 15,037,000	$ 15,037,000
Investment securities, held to maturity	259,000	295,000	295,000	297,000
Investment securities, available for sale	25,589,000	26,407,000	27,164,000	27,341,000
Loans receivable	58,313,000	61,595,000	73,827,000	74,856,000
Stock in FHLB of Indianapolis	2,153,000	2,153,000	2,153,000	2,153,000
Accrued interest receivable	582,000	582,000	718,000	718,000
Liabilities:				
Deposits	73,733,000	75,264,000	107,620,000	109,961,000
FHLB advances	11,000,000	11,110,000	5,000,000	5,091,000
Accrued interest payable	74,000	74,000	243,000	243,000

* * * * * *

BLUE RIVER BANCSHARES, INC.

SHAREHOLDER INFORMATION

STOCK INFORMATION

The Company's common stock is traded on the NASDAQ SmallCap Market under the symbol "BRBI".

The Company had 196 Shareholders of Record as of March 25, 2003.

SALE PRICE PER SHARE

	2002		2001	
Quarter	High	Low	High	Low
First quarter	$ 5.50	$ 4.15	$ 4.25	$ 3.06
Second quarter	5.23	4.40	4.85	3.43
Third quarter	4.88	4.26	4.70	3.31
Fourth quarter	4.90	4.25	4.65	3.45

ANNUAL REPORT ON FORM 10-KSB

A copy of the company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission, is available without charge by writing:

Patrice M. Lima
Vice President
Controller
Blue River Bancshares, Inc.
29 E. Washington Street
Shelbyville, IN 46176

STOCK TRANSFER AGENT

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

Continental Stock Transfer & Trust Co.
17 Battery Place
New York, NY 10004

INVESTOR INFORMATION

Stockholders, investors, and analysts interested in additional information may contact Terry Smith, Director of Investor Relations, Blue River Bancshares, Inc.

Independent Auditor
DELOITTE & TOUCHE LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204

Legal Counsel
KRIEG DEVAULT LLP
One Indiana Square
Suite 2800
Indianapolis, IN 46204

Corporate Offices
BLUE RIVER
BANCSHARES, INC.
29 E. Washington St.
Shelbyville, IN 46176
888-842-2265

BLUE RIVER BANCSHARES, INC.

DIRECTORS AND OFFICERS

Board of Directors
Blue River Bancshares, Inc.

Steven R. Abel
Owner
Hoosier Appraisal Service
Chairman of the Board & CEO

Lawrence T. Toombs
President

Wendell L. Bernard
Owner
Bernard Realty

D. Warren Robison
Owner
Hale Abstract

Peter G. DePrez
Attorney
Brown, Linder & DePrez

Michael J. Vaught
Owner
Economy Oil Corporation

Ralph W. Van Natta
Retired

Russell Breeden, III
Self Employed

Wayne C. Ramsey
Vice President
Lynch & Associates

Board of Directors
Shelby County Bank

Steven R. Abel
Owner
Hoosier Appraisal Service
Chairman of the Board

Lawrence T. Toombs
President & CEO

Wendell L. Bernard
Owner
Bernard Realty

D. Warren Robison
Owner
Hale Abstract

Peter G. DePrez
Attorney
Brown, Linder & DePrez

Michael J. Vaught
Owner
Economy Oil Corporation

Ralph W. Van Natta
Retired

Russell Breeden, III
Self Employed

Officers
Blue River Bancshares, Inc.

Steven R. Abel
Chairman of the Board & CEO

Lawrence T. Toombs
President

D. Warren Robison
Senior Vice President, Secretary

Randy J. Collier
Exec. Vice President

Patrice M. Lima
Vice President, Controller

Terry A. Smith
Vice President, Marketing & HR

Richard E. Walke
Vice President, Auditor

Officers
Shelby County Bank

Steven R. Abel
Chairman of the Board

Lawrence T. Toombs
President

Randy J. Collier
Executive Vice President, Chief Credit Officer

Patrice M. Lima
Senior Vice President, Chief Financial Officer

Terry A. Smith
Vice President, Marketing & HR

Richard E. Walke
Vice President, Audit

Ronald L. Lanter
Vice President, Lending

Joyce E. Ford
Vice President, Mortgage